SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 7, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Table of Contents

Company Information
Capital Breakdown	1
Dividends Payment	2
Parent Company Financial Statements
Statement of Financial Position – Assets	3
Statement of Financial Position – Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Equity
01/01/2013 to 03/31/2013	10
01/01/2012 to 03/31/2012	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Financial Statements	20
Other Information Deemed as Relevant by the Company	70
Reports and Statements
Unqualified Report on Special Review	72

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 03/31/2013
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

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Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per Share (Reais / Share)
Board of Directors’ Meeting	03/21/2013	Others	06/21/2013	Common		2.34500

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Financial Statements / Statement of Financial Position - Assets

(R$ thousand)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
1	Total Assets	26,999,760	26,476,097
1.01	Current Assets	3,438,300	3,330,598
1.01.01	Cash and Cash Equivalents	2,127,035	1,915,974
1.01.03	Accounts Receivable	1,181,332	1,148,218
1.01.03.01	Trade Accounts Receivable	1,067,729	1,038,945
1.01.03.02	Other Accounts Receivable	113,603	109,273
1.01.03.02.01	Balances with Related Parties	113,603	109,273
1.01.04	Inventories	46,586	53,028
1.01.06	Recoverable Taxes	7,479	118,421
1.01.06.01	Current Recoverable Taxes	7,479	118,421
1.01.08	Other Current Assets	75,868	94,957
1.01.08.03	Other	75,868	94,957
1.01.08.03.01	Restricted Cash	11,151	64,977
1.01.08.03.20	Other Accounts Receivable	64,717	29,980
1.02	Noncurrent Assets	23,561,460	23,145,499
1.02.01	Long-Term Assets	925,195	906,391
1.02.01.03	Accounts Receivable	356,663	335,687
1.02.01.03.01	Trade Accounts Receivable	356,663	335,687
1.02.01.06	Deferred Taxes	166,594	145,302
1.02.01.06.01	Deferred Income Tax and Social Contribution	166,594	145,302
1.02.01.08	Receivables from Related Parties	144,052	153,098
1.02.01.08.03	Receivables from Controlling Shareholders	144,052	153,098
1.02.01.09	Other Noncurrent Assets	257,886	272,304
1.02.01.09.04	Escrow Deposits	55,238	53,158
1.02.01.09.05	ANA – National Water Agency	102,366	108,099
1.02.01.09.20	Other Accounts Receivable	100,282	111,047
1.02.02	Investments	75,061	74,872
1.02.02.01	Shareholdings	21,022	20,826
1.02.02.01.04	Other Shareholdings	21,022	20,826
1.02.02.02	Investment Properties	54,039	54,046
1.02.03	Property, Plant and Equipment	195,286	196,710
1.02.04	Intangible Assets	22,365,918	21,967,526
1.02.04.01	Intangible Assets	22,365,918	21,967,526
1.02.04.01.01	Concession Contracts	7,928,792	8,006,130
1.02.04.01.02	Program Contracts	4,714,798	4,390,263
1.02.04.01.03	Service Contracts	9,658,010	9,568,487
1.02.04.01.04	Software License	64,318	2,646

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Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
2	Total Liabilities	26,999,760	26,476,097
2.01	Current Liabilities	3,390,179	3,758,189
2.01.01	Labor and Pension Plan Liabilities	302,966	267,332
2.01.01.01	Pension Plan Liabilities	18,847	35,188
2.01.01.02	Labor Liabilities	284,119	232,144
2.01.02	Trade Accounts Payable	210,291	295,392
2.01.02.01	Domestic Suppliers	210,291	295,392
2.01.03	Tax Liabilities	139,346	152,710
2.01.03.01	Federal Tax Liabilities	134,887	147,013
2.01.03.01.01	Income Tax and Social Contribution Payable	44,527	0
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	42,461	46,576
2.01.03.01.03	INSS (social security contribution) Payable	28,310	29,401
2.01.03.01.04	Installment Program - Law 10684/03	9,582	19,011
2.01.03.01.20	Other Federal Taxes	10,007	52,025
2.01.03.03	Municipal Taxes Liabilities	4,459	5,697
2.01.04	Loans and Financing	839,160	1,342,594
2.01.04.01	Loans and Financing	800,857	833,635
2.01.04.01.01	In Domestic Currency	594,386	635,968
2.01.04.01.02	In Foreign Currency	206,471	197,667
2.01.04.02	Debentures	38,303	508,959
2.01.05	Other Liabilities	1,176,188	1,135,078
2.01.05.01	Payables to Related Parties	951	958
2.01.05.01.03	Payables to Controlling Shareholders	951	958
2.01.05.02	Other	1,175,237	1,134,120
2.01.05.02.01	Dividends and Interest on Equity Payable	414,328	414,355
2.01.05.02.04	Services Payable	431,340	389,091
2.01.05.02.05	Refundable Amounts	40,039	42,479
2.01.05.02.06	Program Contracts - Commitments	156,676	148,220
2.01.05.02.07	Private Public Partnership (PPP)	41,925	24,357
2.01.05.02.09	Indemnities	23,824	8,697
2.01.05.02.20	Other Payables	67,105	106,921
2.01.06	Provisions	722,228	565,083
2.01.06.01	Tax, Pension Plan, Labor and Civil Provisions	105,963	112,119
2.01.06.01.01	Tax Provisions	6,449	9,912
2.01.06.01.02	Social Security and Labor Provisions	59,988	59,868
2.01.06.01.04	Civil Provisions	39,526	42,339
2.01.06.02	Other Provisions	616,265	452,964
2.01.06.02.03	Provisions for Environmental	148,486	11,586
2.01.06.02.04	Provisions for Customers	378,311	355,520
2.01.06.02.05	Provisions for Suppliers	89,468	85,858
2.02	Noncurrent Liabilities	11,856,618	11,461,146
2.02.01	Loans and Financing	7,990,403	7,532,661
2.02.01.01	Loans and Financing	4,647,131	4,669,478
2.02.01.01.01	In Domestic Currency	1,607,962	1,651,384
2.02.01.01.02	In Foreign Currency	3,039,169	3,018,094
2.02.01.02	Debentures	3,343,272	2,863,183

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 Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
2.02.02	Other Payables	3,328,759	3,304,414
2.02.02.02	Other	3,328,759	3,304,414
2.02.02.02.04	Pension Plan Liabilities	2,625,341	2,592,550
2.02.02.02.05	Program Contracts - Commitments	118,868	87,407
2.02.02.02.06	Private Public Partnership – PPP	303,911	331,960
2.02.02.02.07	Indemnities	9,350	17,577
2.02.02.02.08	TAC – Retirees	36,804	36,804
2.02.02.02.09	Deferred COFINS and PASEP	126,682	123,731
2.02.02.02.20	Other Payables	107,803	114,385
2.02.04	Provisions	537,456	624,071
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	303,004	292,198
2.02.04.01.01	Tax Provisions	60,056	58,173
2.02.04.01.02	Pension Plan and Labor Provisions	129,934	111,830
2.02.04.01.04	Civil Provisions	113,014	122,195
2.02.04.02	Other Provisions	234,452	331,873
2.02.04.02.03	Provisions for Environmental	21,573	136,839
2.02.04.02.04	Provisions for Customers	181,376	165,735
2.02.04.02.05	Provisions for Suppliers	31,503	29,299
2.03	Equity	11,752,963	11,256,762
2.03.01	Paid-up Capital	6,203,688	6,203,688
2.03.02	Capital Reserves	124,255	124,255
2.03.02.07	Support to Projects	108,475	108,475
2.03.02.08	Incentive Reserves	15,780	15,780
2.03.04	Profit Reserve	5,387,634	5,387,634
2.03.04.01	Legal Reserve	616,814	616,814
2.03.04.08	Additional Dividend Proposed	80,201	80,201
2.03.04.10	Reserve for Investments	4,690,619	4,690,619
2.03.05	Retained Earnings/Accumulated Losses	496,201	0
2.03.08	Other Comprehensive Income	-458,815	-458,815

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Financial Statements / Statement of Income

(R$ thousand)

Code	Description	YTD Current Year 01/01/2013 to 03/31/2013	YTD Previous Year 01/01/2012 to 03/31/2012
3.01	Revenue from Sales and/or Services	2,645,043	2,577,682
3.02	Cost of Sales and/or Services	-1,536,866	-1,496,439
3.02.01	Cost of Sales and/or Services	-1,050,904	-957,057
3.02.02	Construction Cost	-485,962	-539,382
3.03	Gross Profit	1,108,177	1,081,243
3.04	Operating Income/Expenses	-373,036	-371,065
3.04.01	Selling Expenses	-141,284	-170,777
3.04.02	General and Administrative Expenses	-240,437	-206,991
3.04.04	Other Operating Expenses	10,637	10,607
3.04.04.01	Other Operating Income	11,729	11,906
3.04.04.02	COFINS and PASEP	-1,092	-1,299
3.04.05	Other Operating Expenses	-1,802	-2,144
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	-1,666	-939
3.04.05.03	Tax Incentives	-135	-1,189
3.04.05.20	Other	-1	-16
3.04.06	Equity in the Earnings (Losses) of Joint Ventures	-150	-1,760
3.05	Income Before Financial Result and Taxes	735,141	710,178
3.06	Financial Result	27,309	45,010
3.06.01	Financial Income	93,368	87,358
3.06.01.01	Financial Income	93,403	87,607
3.06.01.02	Foreign Exchange Gains	-35	-249
3.06.02	Financial Expenses	-66,059	-42,348
3.06.02.01	Financial Expenses	-195,662	-201,560
3.06.02.02	Foreign Exchange Losses	129,603	159,212
3.07	Profit Before Income Tax	762,450	755,188
3.08	Income Tax and Social Contribution	-266,249	-263,275
3.08.01	Current	-287,541	-263,995
3.08.02	Deferred	21,292	720
3.09	Net Income from Continuing Operations	496,201	491,913
3.11	Net Income/Loss for the Period	496,201	491,913
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Shares	0.72596	0.71969
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Shares	0.72596	0.71969

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Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	YTD Current Year 01/01/2013 to 03/31/2013	YTD Previous Year 01/01/2012 to 03/31/2012
4.01	Net Income for the Period	496,201	491,913
4.03	Comprehensive Income for the Period	496,201	491,213

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Financial Statements / Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year 01/01/2013 to 03/31/2013	YTD Previous Year 01/01/2012 to 03/31/2012
6.01	Net Cash from Operating Activities	643,326	419,920
6.01.01	Cash from Operations	1,124,566	1,100,676
6.01.01.01	Net Income Before Income Tax and Social Contribution	762,450	755,188
6.01.01.02	Provisions and Inflation Adjustments on Provisions	106,873	126,349
6.01.01.04	Financial Charges from Customers	-48,543	-34,632
6.01.01.05	Income in Write-off of Intangible Assets and Fixed Assets	474	940
6.01.01.06	Depreciation and Amortization	195,165	186,495
6.01.01.07	Interest on Loans and Financing Payable	102,818	105,520
6.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financing	-105,455	-150,699
6.01.01.09	Interest and Monetary Variations on Liabilities	7,535	479
6.01.01.10	Interest and Monetary Variations on Assets	-7,792	-2,144
6.01.01.11	Allowance for Doubtful Accounts	94,054	97,608
6.01.01.12	Provision for Consent Decree (TAC)	5,600	8,878
6.01.01.13	Equity in the Earnings (Losses) of Joint Ventures	150	1,760
6.01.01.14	Provision for Sabesprev Mais	3,123	-2,771
6.01.01.15	Other Provisions/Reversals	-41,333	3,050
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	-6,399	-9,228
6.01.01.17	Gross Margin over Intangible Assets Resulting from Concession Contracts	-9,647	-11,474
6.01.01.18	Pension Plan Liabilities	65,493	25,357
6.01.02	Changes in Assets and Liabilities	-187,652	-328,143
6.01.02.01	Trade Accounts Receivable	-94,730	-86,318
6.01.02.02	Balances and Transactions with Related Parties	11,967	17,715
6.01.02.03	Inventories	6,402	2,799
6.01.02.04	Recoverable Taxes	-9,911	-51,066
6.01.02.05	Other Accounts Receivable	-18,239	-23,397
6.01.02.06	Escrow Deposits	-2,080	1,475
6.01.02.08	Contractors and Suppliers	-31,765	-84,426
6.01.02.09	Payroll, Provisions and Social Contribution	35,634	33,832
6.01.02.10	Pension Plan Liabilities	-32,702	-2,497
6.01.02.11	Taxes and Contributions Payable	-58,196	-17,761
6.01.02.12	Services Received	42,249	-76,006
6.01.02.13	Other Liabilities	-2,889	-14,007
6.01.02.14	Provisions	-36,343	-31,708
6.01.02.15	Deferred COFINS/PASEP	2,951	3,222
6.01.03	Other	-293,588	-352,613

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 Financial Statements / Statement of Cash Flows – Indirect Method

 (R$ thousand)

Code	Description	YTD Current Year 01/01/2013 to 03/31/2013	YTD Previous Year 01/01/2012 to 03/31/2012
6.01.03.01	Interest Paid	-171,400	-203,776
6.01.03.02	Income Tax and Social Contribution Paid	-122,188	-148,837
6.02	Net Cash from Investing Activities	-402,169	-397,509
6.02.01	Acquisition of Property, Plant and Equipment	-4,333	-7,084
6.02.02	Acquisition of Intangible Assets	-451,316	-405,222
6.02.03	Increase (Decrease) in Investment	-346	66
6.02.04	Restricted Cash	53,826	14,731
6.03	Net Cash from Financing Activities	-30,096	-153,118
6.03.01	Funding - Loans	1,194,758	810,284
6.03.02	Amortization of Loans	-1,189,451	-963,402
6.03.04	Public-Private Partnership	-10,481	0
6.03.05	Program Contracts - Commitments	-24,922	0
6.05	Increase (Decrease) in Cash and Cash Equivalents	211,061	-130,707
6.05.01	Opening Cash and Cash Equivalents	1,915,974	2,142,079
6.05.02	Closing Cash and Cash Equivalents	2,127,035	2,011,372

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Financial Statements / Statement of Changes in Equity – 01/01/2013 to 03/31/2013

(R$ thousand)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	6,203,688	124,255	5,387,634	0	-458,815	11,256,762
5.03	Restated Opening Balances	6,203,688	124,255	5,387,634	0	-458,815	11,256,762
5.05	Total Comprehensive Income	0	0	0	496,201	0	496,201
5.05.01	Net income for the Period	0	0	0	496,201	0	496,201
5.07	Closing Balances	6,203,688	124,255	5,387,634	496,201	-458,815	11,752,963

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Financial Statements / Statement of Changes in Equity– 01/01/2012 to 03/31/2012

(R$ thousand)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	6,203,688	124,255	4,217,953	0	-953	10,544,943
5.03	Restated Opening Balances	6,203,688	124,255	4,217,953	0	-953	10,544,943
5.05	Total Comprehensive Income	0	0	0	491,913	0	491,913
5.05.01	Net income for the Period	0	0	0	491,913	0	491,913
5.07	Closing Balances	6,203,688	124,255	4,217,953	491,913	-953	11,036,856

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Financial Statements / Statement of Value Added

(R$ thousand)

Code	Description	YTD Current Year 01/01/2013 to 03/31/2013	YTD Previous Year 01/01/2012 to 03/31/2012
7.01	Revenue	2,788,784	2,713,407
7.01.01	Sales of Goods, Products and Services	2,318,847	2,189,407
7.01.02	Other Revenue	11,729	11,906
7.01.03	Revenue from the Construction	495,609	550,856
7.01.04	Allowance for/Reversal of Doubtful Accounts	-37,401	-38,762
7.02	Inputs Acquired from Third Parties	-1,077,357	-1,101,055
7.02.01	Costs of Products, Goods and Services Sold	-901,992	-908,639
7.02.02	Materials, Energy, Outsourced Services and Other	-173,563	-190,272
7.02.04	Other	-1,802	-2,144
7.03	Gross Value Added	1,711,427	1,612,352
7.04	Retentions	-195,165	-186,495
7.04.01	Depreciation, Amortization and Depletion	-195,165	-186,495
7.05	Net Value Added Produced	1,516,262	1,425,857
7.06	Value Added Received through Transfer	93,218	85,598
7.06.01	Equity in the Earnings (Losses) of Joint Ventures	-150	-1,760
7.06.02	Financial Income	93,368	87,358
7.07	Total Value Added to Distribute	1,609,480	1,511,455
7.08	Value Added Distribution	1,609,480	1,511,455
7.08.01	Personnel	417,667	365,420
7.08.01.01	Direct Compensation	280,689	243,505
7.08.01.02	Benefits	114,333	98,270
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	22,645	23,645
7.08.02	Taxes and Contributions	558,342	536,927
7.08.02.01	Federal	515,563	499,721
7.08.02.02	State	14,387	13,007
7.08.02.03	Municipal	28,392	24,199
7.08.03	Value Distributed to Providers of Capital	137,270	117,195
7.08.03.01	Interest	121,841	101,168
7.08.03.02	Rental	15,429	16,027
7.08.04	Value Distributed to Shareholders	496,201	491,913
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	496,201	491,913

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ITR - Quarterly Financial Information - March 31, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

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Comments on Company Performance

1.   Financial highlights

				R$ million
	1Q12	1Q13	Var. (R$)%
(+) Operating revenue before construction revenue	2,189.4	2,318.8	129.4	5.9
(+) Construction revenue	550.9	495.6	(55.3)	(10.0)
(=) Gross operating revenue	2,740.3	2,814.4	74.1	2.7
(-) COFINS and PASEP taxes	162.6	169.4	6.8	4.2
(=) Net operating revenue	2,577.7	2,645.0	67.3	2.6
(-) Costs, administrative and selling expenses	1,334.8	1,432.6	97.8	7.3
(-) Construction costs	539.4	486.0	(53.4)	(9.9)
(=) Costs, adm. and selling expenses and construction costs	1,874.2	1,918.6	44.4	2.4
(+) Equity result	(1.8)	(0.1)	1.7	-
(=) Earnings before financial expenses (EBIT*)	701.7	726.3	24.6	3.5
(+) Depreciation and amortization	186.5	195.2	8.7	4.7
(=) Adjusted EBITDA (**)	888.2	921.5	33.3	3.7
(%) EBITDA margin	34.5	34.8
Net income	491.9	496.2	4.3	0.9
Total shares (thousand)	683,509	683,509
Earnings per share (R$)	0.72	0.73

(*) Earnings before interest and taxes

EBITDA Reconciliation (Non-accounting measures)

				R$ million
	1Q12	1Q13	Var. (R$)%
Net income	491.9	496.2	4.3	0.9
Financial result	(45.0)	(27.3)	17.7	(39.3)
Depreciation and amortization	186.5	195.2	8.7	4.7
Income tax and social contribution	263.3	266.2	2.9	1.1
Other operating expenses, net	(8.5)	(8.8)	(0.3)	3.5
(=) EBITDA **	888.2	921.5	33.3	3.7
(%) EBITDA margin	34.5	34.8

(**) EBITDA corresponds to net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal taxes on income); (iii) financial result; and (iv) other operating expenses, net.

In 1Q13, net operating revenue reached R$ 2.6 billion, a 2.6% growth compared to 1Q12.

Costs and expenses, including construction costs, in the amount of R$ 1.9 billion grew 2.4% over 1Q12.

EBIT grew 3.5%, from R$ 701.7 million in 1Q12 to R$ 726.3 million in 1Q13.

Adjusted EBITDA increased 3.7%, from R$ 888.2 million in 1Q12 to R$ 921.5 million in 1Q13.

The adjusted EBITDA margin was 34.8% in 1Q13 in comparison to 34.5% in 1Q12. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 42.4% in 1Q13 (43.3% in 1Q12).

Net income reached R$ 496.2 million in 1Q13, 0.9% higher than in 1Q12.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR - Quarterly Financial Information - March 31, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

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Comments on Company Performance

2. Operating revenue before construction revenue

Gross operating revenue from water supply and sewage collection grew from R$ 2.2 billion in 1Q12 to R$ 2.3 billion in 1Q13, an increase of R$ 129.4 million or 5.9%.

The main factors that led to this variation were: the increase of 2.0% in the Company’s billed volume (2.1% in water billed volume and 1.9% in sewage billed volume), and the tariff adjustment of 5.15% since September 2012.

3. Construction revenue

In 1Q13, construction revenue decreased R$ 55.3 million or 10.0%, comparing to 1Q12. This variation was mainly due to lower investments in 1Q13.

4. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 1Q12 and 1Q13.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	1Q12	1Q13%		1Q12	1Q13%		1Q12	1Q13%
Residential	384.6	389.0	1.1	315.2	321.2	1.9	699.8	710.2	1.5
Commercial	42.9	43.1	0.5	39.7	40.0	0.8	82.6	83.1	0.6
Industrial	9.6	9.6	-	10.4	10.6	1.9	20.0	20.2	1.0
Public	13.2	12.9	(2.3)	10.1	10.1	-	23.3	23.0	(1.3)
Total retail	450.3	454.6	1.0	375.4	381.9	1.7	825.7	836.5	1.3
Wholesale	73.3	74.5	1.6	6.4	7.3	14.1	79.7	81.8	2.6
Reused water	0.1	5.6	-	-	-	-	0.1	5.6	-
Total	523.7	534.7	2.1	381.8	389.2	1.9	905.5	923.9	2.0

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q12	1Q13%		1Q12	1Q13%		1Q12	1Q13%
Metropolitan	293.2	296.8	1.2	248.3	252.3	1.6	541.5	549.1	1.4
Regional (2)	157.1	157.8	0.4	127.1	129.6	2.0	284.2	287.4	1.1
Total retail	450.3	454.6	1.0	375.4	381.9	1.7	825.7	836.5	1.3
Wholesale	73.3	74.5	1.6	6.4	7.3	14.1	79.7	81.8	2.6
Reused water	0.1	5.6	-	-	-	-	0.1	5.6	-
Total	523.7	534.7	2.1	381.8	389.2	1.9	905.5	923.9	2.0

             (1) Unaudited

             (2) Including coastal and countryside

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ITR - Quarterly Financial Information - March 31, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

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Comments on Company Performance

5. Costs, administrative, selling and construction expenses

In 1Q13, costs of products and services, administrative, selling and construction expenses grew 2.4% (R$ 44.4 million). Excluding construction costs, total costs and expenses grew 7.3%. As a percentage of net revenue, cost and expenses moved from 72.7% in 1Q12 to 72.5% in 1Q13.

				R$ million
	1Q12	1Q13	Chg. (R$)%
Payroll and benefits	406.3	461.8	55.5	13.7
Supplies	40.5	44.3	3.8	9.4
Treatment supplies	44.6	64.9	20.3	45.5
Services	265.0	228.7	(36.3)	(13.7)
Electric power	150.3	144.8	(5.5)	(3.7)
General expenses	167.8	215.4	47.6	28.4
Tax expenses	35.0	40.1	5.1	14.6
Sub-total	1,109.5	1,200.0	90.5	8.2
Depreciation and amortization	186.5	195.2	8.7	4.7
Credit write-offs	38.8	37.4	(1.4)	(3.6)
Sub-total	1,334.8	1,432.6	97.8	7.3
Construction costs	539.4	486.0	(53.4)	(9.9)
Costs, administrative, selling and construction expenses	1,874.2	1,918.6	44.4	2.4
% over net revenue	72.7	72.5

5.1. Payroll and benefits

In 1Q13 payroll and benefits grew R$ 55.5 million or 13.7%, from R$ 406.3 million to R$ 461.8 million, due to the following:

•         6.17% increase in wages since May 2012, with an impact of approximately R$ 33.0 million;

•         Provision for vacation with a R$ 4.3 million impact, due to the increases in wages and headcount;

•           R$ 5.0 million increase in overtime pay; and

•         R$ 9.3 million upturn in the provision for the Defined Benefit Plan, arising from changes in actuarial assumptions.

5.2. Supplies

In 1Q13, expenses with supplies increased by R$ 3.8 million or 9.4%, when compared to the previous year, from R$ 40.5 million to R$ 44.3 million, mostly due to: (i) preventive and corrective maintenance in water and sewage systems, in the amount of R$ 2.0 million; and (ii) R$ 1.0 million higher spending on property and facility upkeep in administrative and operating areas.

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ITR - Quarterly Financial Information - March 31, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

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Comments on Company Performance

5.3. Treatment supplies

Treatment supplies expenses in 1Q13 were R$ 20.3 million or 45.5% higher than in 1Q12, from R$ 44.6 million to R$ 64.9 million. The main factors for this variation were:

•         Increase of R$ 5.5 million due to the higher consumption of aluminum polychloride, mainly used at the Water Treatment Station of Guaraú, ensuring water quality in maximum flow;

•         Higher consumption of activated carbon, with a price increase of approximately 11.73%, leading to an upturn of R$ 3.2 million due to weather and watershed conditions;

•         Higher consumption of lime, due to the higher treated volume, associated with the price increase of approximately 7%, leading to a net upturn of R$ 1.7 million;

•         Higher consumption of iron chloride, with a net addition of R$ 1.3 million, in order to meet the quality parameters of the treatment of the water resulting from the strong rain in the city of Cubatão; and

•         Increase of R$ 8.7 million from the consumption of products, such as: (i) hydrogen peroxide, due to the startup of 2 sewage pumping stations in Guarujá; (ii) sodium hypochlorite as a replacement of chlorine gas, due to the increased efficiency and security related to the use of a less dangerous product; and (iii) chlorine, arising from the increase in turbidity and color at the Guaraú Water Treatment Station.

5.4. Services

In 1Q13 this item decreased R$ 36.3 million or 13.7%, from R$ 265.0 million in 1Q12 to R$ 228.7 million in 1Q13. The main factors were:

•         Decrease of R$ 38.3 million, due to the reversal of the provision for expenses, following the end of the partnership with the São Paulo Municipal Government - PMP.

•           Decline of R$ 4.3 million in expenses with risk credit recovery contracts, due to the discontinuation of these contracts in several Business Units; and

•         Decrease in paving services and replacement of sidewalks in the amount of R$ 4.2 million, due to the conclusion of the paving contract with the Municipal Government of São Bernardo do Campo, whose services were included in Global Sourcing.

The following services presented increases:

•         Preventive and corrective maintenance in the water and sewage systems in the amount of R$ 4.6 million; and

•         Increase of R$ 2.0 million due to the new contracts of the Program for the Rational Use of Water – PURA in municipal entities.

5.5. Electric power

In 1Q13, this item decreased R$ 5.5 million, or 3.7%, from R$ 150.3 million in 1Q12 to R$ 144.8 million in 1Q13, due to the average decrease of approximately 25.5% in the tariff for the Use of Distribution System Tariff (TUSD), of the consumption units by the Free Market, as a consequence of Provisional Presidential Decree 579/12 and Law 12783/13.

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ITR - Quarterly Financial Information - March 31, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

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Comments on Company Performance

5.6. General expenses

In 1Q13 general expenses increased R$ 47.6 million or 28.4%, from R$ 167.8 million in 1Q12 to R$ 215.4 million in 1Q13, due to:

•         Increase in the provision for lawsuits, in the amount of R$ 24.6 million;

•           Increase of R$ 17.3 million, arising from agreements for environmental compensation; and

•         Increase of R$ 5.0 million in the provision for payment to the municipal fund pursuant to the Service Agreement with the Municipal Government of São Paulo.

5.7. Depreciation and Amortization

Depreciation and amortization increased R$ 8.7 million or 4.7%, from R$ 186.5 million in 1Q12 to R$ 195.2 million in 1Q13, due to the higher transfer of works to the operating intangible asset in the period.

5.8. Credit write-off

In 1Q13 credit write-offs decreased R$ 1.4 million or 13.7%, from R$ 38.8 million in 1Q12 to R$ 33.5 million in 1Q13, chiefly due to the lower need for provision.

5.9. Tax expenses

In 1Q13 tax expenses grew R$ 5.1 million or 14.6%, mainly in the municipality of São Paulo, due to: (i) 5.4% adjustment by the São Paulo Municipal Government; and (ii) expansion of the Centro Business Unit.

6. Financial revenues and expenses

				R$ million
	1Q12	1Q13	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	82.2	82.5	0.3	0.4
Interest and charges on international loans and financing	20.0	18.4	(1.6)	(8.0)
Interest rate over lawsuit	52.5	27.2	(25.3)	(48.2)
Other financial expenses	15.8	14.1	(1.7)	(10.8)
Total financial expenses	170.5	142.2	(28.3)	(16.6)
Financial revenues	75.8	64.4	(11.4)	(15.0)
Financial expenses net of revenues	94.7	77.8	(16.9)	(17.8)

6.1. Financial expenses

In 1Q13 financial expenses dropped R$ 28.3 million, or 16.6%. The main reason for this result was the lower interest related to lawsuits, mainly regarding corporate clients.

6.2. Financial revenues

Financial revenues decreased by R$ 11.4 million, due to:

•         Decrease of R$ 21.8 million in interest from financial investments, due to the gradual reduction in the interest rates and the lower cash availability in the period; and

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ITR - Quarterly Financial Information - March 31, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

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Comments on Company Performance

•           Increase of R$ 6.3 million in interest revenue, related to the period between the date of the 17th debenture issue, in January 2013, and its respective financial settlement in February 2013.

7. Monetary variation on assets and liabilities

				R$ million
	1Q12	1Q13	Var.	%
Monetary variation on loans and financing	8.5	24.1	15.6	183.5
Currency exchange variation on loans and financing	(159.2)	(129.6)	29.6	(18.6)
Other monetary/exchange rate variations	22.5	29.4	6.9	30.7
Variation on Liabilities	(128.2)	(76.1)	52.1	(40.6)
Variation on assets	11.5	29.0	17.5	152.2
Net Variation	(139.7)	(105.1)	34.6	(24.8)

7.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 1Q13 was R$ 52.1 million higher than in 1Q12, specially:

•         Increase in the exchange rate variation on loans and financing, in the amount of R$ 29.6 million, due to: (i) the lower appreciation of the Brazilian Real versus the US Dollar in 1Q13 1.4%, compared with 2.9% in 1Q12; and (ii) the 10.0% appreciation of the Brazilian Real versus the Yen in 1Q13 (9.0% appreciation in 1Q12);

•         Monetary variation on domestic loans and financing increasing by R$ 15.6 million, mainly due to: (i) the increase in debt following the 17th debenture issue in February 2013; and (ii) the 1.9% IPCA rate variation in 1Q13 compared to the 1.2% variation in the same period in 2012; and

•         Expenses relating to lawsuits in the amount of R$ 4.7 million.

7.2. Monetary variation on assets

Monetary variation on assets increased by R$ 17.5 million in 1Q13 over 1Q12, chiefly due to:

•         R$ 6.8 million related to the period between the date of the 17th debenture issue (January 2013) and its financial settlement (February 2013); and

•         R$ 6.5 million related to the restatement of judicial deposits, arising from the increase in deposits related to lawsuits.

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ITR - Quarterly Financial Information - March 31, 2013 – CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

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Comments on Company Performance

8. Operating indicators

Regarding the loss index, it remained stable at 25.5%.

It is worth noting that the Corporate Loss Reduction Program was granted an unprecedented financing with JICA in February 2012, in the amount of R$710 million. The funds support the hiring of the actions provided for in the 1st Stage of the Program, scheduled for the second half of 2013, when the drop in the index should resume.

Operating indicators*	1Q12	1Q13%
Water connections (1)	7,526	7,726	2.7
Sewage connections (1)	5,965	6,172	3.5
Population directly served - water (2)	24.0	24.3	1.3
Population directly served - sewage (2)	20.6	21.1	2.4
Number of employees	14,725	15,065	2.3
Water volume produced (3)	770	762	(1.0)
Water losses (%)	25.7	25.5	(0.8)

(1) In thousands units at the end of the period.

(2) In millions of inhabitants at the end of the period. It does not include wholesale supply.

(3) In millions of m3 at the end of the period.

*Unaudited

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ITR –– Quarterly Financial Information - March 31, 2013 – CIA SANEAMENTO BASICO ESTADO SÃO PAULO

Version: 1

Notes to the Financial Statements

(All amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.     OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, focused on the customer, and in a sustainable and competitive manner, with excellence in environmental solutions.

On March 31, 2013, the Company operated water and sewage services in 363 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession agreements.

SABESP is not temporarily operating in some municipalities due to judicial orders under ongoing lawsuits: Iperó, Cajobi, Álvares Florense and Macatuba, whose carrying amount of these municipalities' intangible assets was R$16,536 as of March 31, 2013.

On March 31, 2013, a total of 66 concessions had expired and are being negotiated. From 2013 to 2034, 38 concessions will expire. Management believes that all concessions expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By March 31, 2013, a total of 259 program and metropolitan contracts were signed (258 contracts on December 31, 2012).

On March 31, 2013, the carrying amount of intangible assets used in the 66 concessions of the municipalities under negotiation totaled R$5,801 million, accounting for 25.94% of total, and the related gross revenue totaled R$484 million in the three-month period ended March 31, 2013, accounting for 17.20% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 50.57% of the gross revenue in the three months ended on March 31, 2013 (53.47% in the three months ended in March 2012) and 43.19% of intangible assets as of March 31, 2013 (43.51% on December 31, 2012).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

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ITR –– Quarterly Financial Information - March 31, 2013 – CIA SANEAMENTO BASICO ESTADO SÃO PAULO

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Notes to the Financial Statements

Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. As of March 31, 2013, the carrying amount of the municipality of Santos’ intangible assets was R$332,685 (R$328,693 on December 31,  2012) and gross revenue for the three-month period ended March 31, 2013 was R$55,658 (R$54,393 in March 2012).

Article 58 of Law 11445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8987/95 and 11445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBOVESPA (the São Paulo Stock Exchange) since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

This quarterly financial information was approved by the Board of Directors on May 9, 2013.

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ITR –– Quarterly Financial Information - March 31, 2013 – CIA SANEAMENTO BASICO ESTADO SÃO PAULO

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Notes to the Financial Statements

2.         BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY FINANCIAL INFORMATION

(i)         Presentation of Quarterly Financial Information

The quarterly financial information as of March 31, 2013 was prepared based on CPC 21 – Interim Financial Reporting and the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Financial Information – ITR, which are consistently presented with the standards issued by CVM. Therefore, this ITR considers the Circular Official Letter CVM/SNC/SEP 003 of April 28, 2011 which allows that entities report selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The quarterly financial information for the period ended March 31, 2013, therefore, does not include all the notes and reporting required by the CPC (“Brazilian Accounting Pronouncements Committee”) for the annual financial statements and, accordingly, must be read together with the financial statements under CPC and IFRS for the year ended December 31, 2012.

2.1       Accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended March 31, 2013 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2012. These policies are disclosed in Note 3 in the Annual Financial Statements.

The adoption of CPCs 19(R2) and 33(R1) for the year ended December 31, 2012 resulted in the following adjustments:

	December 31, 2012
	Original	CPC 19(R2) Effects (a)	CPC 33(R1) Effects (b)	After adoption of CPCs
Assets
Total current assets	3,336,865	(6,267)	-	3,330,598
Deferred income tax and social contribution	141,356	(5,459)	9,405	145,302
Investments	-	20,826	-	20,826
Intangible assets	21,991,922	(24,396)	-	21,967,526
Property, plant and equipment	383,383	(186,673)	-	196,710

Total non-current assets	23,338,928	(202,834)	9,405	23,145,499
Total assets	26,675,793	(209,101)	9,405	26,476,097

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ITR –– Quarterly Financial Information - March 31, 2013 – CIA SANEAMENTO BASICO ESTADO SÃO PAULO

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Notes to the Financial Statements

	December 31, 2012
Liabilities and equity	Original	CPC 19(R2) Effects (a)	CPC 33(R1) Effects (b)	After adoption of CPCs
Total current liabilities	3,797,370	(39,181)	-	3,758,189

Loans and financing	7,701,929	(169,268)	-	7,532,661
Total non-current liabilities	11,162,846	(169,920)	468,220	11,461,146

Total liabilities	14,960,216	(209,101)	468,220	15,219,335

Total equity	11,715,577	-	(458,815)	11,256,762
Total liabilities and equity	26,675,793	(209,101)	9,405	26,476,097

(a) Adoption of CPC 19(R2)

The Company adopted CPC 19(R2). Accordingly, jointly-owned investees (Note 9) are now classified as joint venture and are subject to the recognition of income under the equity method of accounting (CPC 18(R2)). This change altered the method of consolidation: from proportional consolidation to equity method of accounting.

The adoption of CPC 19(R2) resulted in changes in the consolidation of the Company’s investments in Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Águas de Castilho, Saneaqua Mairinque S.A., Aquapolo Ambiental S.A. and Attend Ambiental S/A.

(b) Adoption of CPC 33 (R1)

The Company adopted CPC 33(R1). The Company’s accounting practice up to December 31, 2012 consisted of recording actuarial gains and losses using the corridor method, in which gains and losses from changes in actuarial assumptions were only recognized in profit or loss as they surpass the corridor value and amortized during the estimated average remaining working life of population with the benefits. Therefore, actuarial gains and losses measured in a certain period were not immediately recognized.  With this method, the value recognized in liabilities differs from the estimated present value of obligations through unrecognized actuarial gains and losses.

With the adoption of the new accounting standard, Sabesp now recognizes in the statement of financial position the total effect from actuarial losses net of income tax and social contribution, with a corresponding entry to the statement of comprehensive income, not being recorded in income statement. Such accounting method was applied in the quarterly financial information for the quarter ended March 31, 2013, with a retrospective effect in the Company’s financial statements for the year ended December 31, 2012 and the opening balance as of January 1, 2012.

Deferred income tax and social contribution were recorded only for the G1 plan, because G0 plan expenses are deemed undeductible.

Below is the reconciliation of the new asset and liability balances of the actuarial obligations for the year ended December 31, 2012 and the opening balance of January 1, 2012, affected by the change in the standard:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

	December 31, 2012	January 1, 2012

Balance of actuarial obligations, according to previous accounting practice - G1	577,169	538,619
Effect from adoption of CPC 33(R1)	27,663	(103,892)
Balance of actuarial obligations after the change in the accounting practice	604,832	434,727

Balance of the actuarial obligations according to previous accounting practice - G0	1,547,161	1,512,078
Effect from the adoption of CPC 33(R1)	440,557	69,522
Balance from the actuarial obligations after the change in the accounting practice	1,987,718	1,581,600

Total balance of the actuarial obligations after the change in the accounting practice	2,592,550	2,016,327

Due to the adjustment described above, arising from the adoption of CPC 33(R1), the balances of “Deferred taxes” in non-current assets, “Other accounts payable” in non-current liabilities and “Other comprehensive income” in equity, as of December 31, 2012 and January 1, 2012, for the periods comparable to the interim financial information, were adjusted as follows:

	December 31, 2012			January 1, 2012
	Original		Restated	Original		Restated
	balance	Adjustment	balance	balance	Adjustment	balance
Non-current assets
Deferred taxes	135,897	9,405	145,302	177,926	(35,323)	142,603

Non-current liabilities
Pension plan liabilities	2,124,330	468,220	2,592,550	2,050,697	(34,370)	2,016,327

Equity
Other comprehensive income	11,715,577	(458,815)	11,256,762	10,545,896	(953)	10,544,943

The adoption of CPC 33 (R1) did not result in adjustments in the statements of income and cash flow presented in this quarterly financial information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

2.2       Standards, amendments and interpretations of standards to existing standards not effective yet

In addition to the matters disclosed in item 2.1 above, there are no new CPCs/IFRS or interpretations applicable for the first time this quarter to have significant effects on the Company. For more information, see Notes 4.1 and 4.2 of the annual financial statements as of December 31, 2012.

3.         FINANCIAL RISK MANAGEMENT

3.1       Financial risk factors

The Company's activities are exposed to Brazilian economic scenario, expositing to market risk, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s financial risk management is focused on the unforesseableness of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the periods reported.

(a)        Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with Brazilian Real currency fluctuations against the US dollar and yen. SABESP’s foreign currency-denominated liabilities mainly include US dollar and yen-denominated loans.

In case of Brazilian Real depreciation in relation to foreign currency in which the debt is denominated, SABESP will incur in monetary loss in relation to such debt.

SABESP’s specific foreign currency risks are related to exposures caused by its current portion and long-term portion of this denominated in foreign currency.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any financial instrument to protect against this risk, but conducts an active management of debt, taking advantage of opportunities to change expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is denominated in U.S. dollar and Yen, in the total amount of R$3,262.238 million on March 31, 2013 (R$3,231,183 million in December 2012). Below is shown, the Company’s exposure to foreign currency risk:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

	March 31, 2013		December 31, 2012 (Restated)
	Foreign currency	R$	Foreign currency	R$

Loans and financing – US$	1,150,558	2,316,994	1,136,274	2,321,976
Loans and financing – Yen	42,516,382	910,701	37,535,650	890,346
Interest and charges from loans and financing – US$		32,615		12,487
Interest and charges from loans and financing – Yen		1,928		6,374

TOTAL		3,262,238		3,231,183

The chart above details the foreign currency-denominated loans and financing. Including R$16,598 on March 31, 2013 (R$15,422 in December 2012) of funding costs.

As at March 31, 2013, if the Brazilian Real had weakened or strengthened by 10% against the US dollar and Yen with all other variables held constant, effects on results before taxes for the three month period ended March 31, 2013 would have been R$326,223 (R$323,118 in the year ended December 31, 2012) lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in the income statement for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian Real.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on March 31, 2013 (Liabilities) in US$	1,150,558	1,150,558	1,150,558

US$ rate on March 31, 2013	2.0138	2.0138	2.0138
Exchange rate estimated according to the scenario	2.0500	2.5625	3.0750
Difference between the rates	(0.0362)	(0.5487)	(1.0612)

Effect on net financial result R$ - (loss)	(41,650)	(631,311)	(1,220,972)

Net currency exposure on March 31, 2013 (Liabilities) in Yen	42,516,382	42,516,382	42,516,382

Yen rate on March 31, 2013	0.02142	0.02142	0.02142
Exchange rate estimated according to the scenario	0.02092	0.02615	0.03139
Difference between the rates	0.00050	(0.00473)	(0.00997)

Effect on net financial result in R$ - gain / (loss)	21,258	(201,102)	(423,888)

Total effect on net financial result in R$ - (loss)	(20,392)	(832,413)	(1,644,860)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

(*) The probable scenario in US$ considered the average exchange rate for the 12-month period after March 31, 2013, according to BM&FBovespa. The Yen used an average rate for the next 12 months as of March 31, 2013, according to BM&FBovespa.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

The Company has not entered into any derivative contract to protect against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's loans and financing subject to variable interest rate:

	March 31, 2013	December 31, 2012 (Restated)

TR(i)	1,927,206	2,019,924
CDI(ii)	1,212,010	1,799,830
TJLP(iii)	824,565	845,913
IPCA(iv)	1,298,801	697,385
LIBOR(v)	1,248,679	1,243,058
Interest and charges	54,648	95,475
Total	6,565,909	6,701,585

(i) TR (Taxa de Referência), a reference rate

(ii) CDI (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP (Taxa de Juros de Longo Prazo), a long-term interest rate index

(iv) IPCA (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its loans and financing with those of its service revenues. Water supply and sewage services tariffs do not necessarily follow the increases in the interest rates affecting the Company's debt.

As at March 31, 2013, if interest rates on loans and financing denominated in Brazilian reais  had been 100 basis points higher or lower with all other variables held constant, the effects on profit before taxes for the three-month period ended March 31, 2013 would have been R$65,659 (R$67,015 for the year ended December 31, 2012) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing.

(b)        Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash, accounts receivable from related parties and indemnities. The Company is required by law to invest its funds with Banco do Brasil. Credit risk exposure is mitigated by sales to a dispersed customer base.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

The maximum exposure to credit risk at the reporting date are the carrying amounts of  instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties. (See notes 5, 6, 7 and 8).

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Moody's, Fitch and S&P), according to internal policy of market risk management:

	March 31, 2013	December 31, 2012 Restated
Cash at bank and short-term bank deposits
AAA(bra)	2,124,329	1,913,893
Others (*)	2,706	2,081
	2,127,035	1,915,974

(*) This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during the period is as follow:

Counterparty	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Brazilian Federal Savings Bank	AAA (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

For financial assets corresponding to trade accounts receivable, the Company’s credit risk is minimized, given that the client base is dispersed.

(c)        Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, borrowings from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its investment and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits, short-term deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

The table below analyzes the financial assets and liabilities of the Company, into relevant maturities, including the installment of principal and interest to be paid according to the agreement.

	April to December 2013	2014	2015	2016	2017	2018 onwards	Total

As of March 31, 2013
Liabilities
Loans and financing	933,750	938,245	1,425,257	1,300,913	984,047	6,812,952	12,395,164
Accounts payable to suppliers and contractors	210,291	-	-	-	-	-	210,291
Services payable	431,340	-	-	-	-	-	431,340
Pension plan liabilities	172,055	235,667	242,192	249,770	257,442	1,880,988	3,038,114
Public-private partnership (PPP)	31,443	41,925	41,925	41,925	41,925	262,031	461,174
Program contract commitments	167,106	36,227	76,052	4,222	1,911	37,203	322,721
Other liabilities	131,919	153,957	-	-	-	-	285,876

	2013	2014	2015	2016	2017	2018 onwards	Total Restated
As of December 31, 2012
Liabilities
Loans and financing	1,743,344	1,221,613	1,660,890	1,100,013	779,905	5,678,481	12,184,246
Accounts payable to suppliers and contractors	295,392	-	-	-	-	-	295,392
Services payable	389,091	-	-	-	-	-	389,091
Pension plan liabilities	229,406	235,667	242,192	249,770	257,442	1,880,988	3,095,465
Public-private partnership (PPP)	41,925	41,925	41,925	41,925	41,925	305,193	514,818
Program contract commitments	160,784	11,227	66,052	4,222	1,911	37,204	281,400
Other liabilities	159,055	168,766	-	-	-	-	327,821

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the reference dates above.

Cross-default clause

The Company has loan agreements including the cross-default clause, which sets forth that the early maturity of any Company’s debt will cause the anticipated debt of the corresponding agreement. Indicators are constantly monitored to avoid the execution of this clause.

(d)        Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

The purpose of the sensitivity analysis is measure the changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented above, due to the estimates used in the measurement.

March 31, 2013
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II (+ 25%)	Scenario III (+ 50%)

Assets
CDI	2,037,459	8.5000%(*)	10.6250%	12.7500%
Financial income		173,184	216,480	259,776

Liabilities
CDI	1,212,010	8.5000%(*)	10.6250%	12.7500%
Interest to be incurred		(103,021)	(128,776)	(154,531)

Net exposure - CDI		70,163	87,704	105,245

TR	1,927,206	0.2030%(*)	0.2538%	0.3045%
Expense to be incurred		(3,912)	(4,891)	(5,868)

TJLP	824,565	5.0000%(*)	6.2500%	7.5000%
Interest to be incurred		(41,228)	(51,535)	(61,842)

IPCA	1,298,801	5.6800%(*)	7.1000%	8.5200%
Expense to be incurred		(73,771)	(92,214)	(110,658)

LIBOR	1,248,679	0.3510%(**)	0.4388%	0.5266%
Interest to be incurred		(4,382)	(5,479)	(6,575)

Total net expenses to be incurred		(53,130)	(66,415)	(79,698)

(*) Source: Focus Report – BACEN, March 28, 2013
(**) Source: Bloomberg

(i)    Refers to the scenario of interest to be incurred for the 12 months as of March 31, 2013 or until the maturity of the contracts, whichever is shorter.

3.2       Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

	March 31, 2013	December 31, 2012 Restated

Total loans and financing	8,829,563	8,875,255
Less: cash and cash equivalents	(2,127,035)	(1,915,974)

Net debt	6,702,528	6,959,281
Total equity	11,752,963	11,256,762

Total capital	18,455,491	18,216,043

Leverage ratio	36%	38%

On March 31, 2013, the leverage ratio decreased to 36% versus 38% on December 31, 2012, due to the increase in equity arising from the income for the period.

3.3       Fair value estimates

We assume that balances from trade accounts receivable (current) and accounts payable to suppliers by carrying amount approximate their fair values, considering the short maturity. Long-term trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

3.4       Financial instruments

The estimated fair values of financial instruments are as follows:

March 31, 2013			December 31, 2012 Restated
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	2,127,035	2,127,035	1,915,974	1,915,974
Restricted cash	11,151	11,151	64,977	64,977
Trade accounts receivable	1,424,392	1,424,392	1,374,632	1,374,632
Accounts receivable from related parties	257,655	257,655	262,371	262,371
Agência Nacional de Água – ANA	102,366	102,366	108,099	108,099
Other accounts receivable	164,999	164,999	141,027	141,027

Financial liabilities
Loans and financing (i) to (vii)	8,829,563	9,297,403	8,875,255	9,201,317
Accounts payable to suppliers and contractors	210,291	210,291	295,392	295,392
Services payable	431,340	431,340	389,091	389,091
Program contracts - commitments	275,544	275,544	235,627	235,627
Public-Private Partnership - PPP	345,836	345,836	356,317	356,317

To obtain fair value of loans and financing, the following criteria have been adopted:

(i)      Agreements with Banco do Brasil and CEF (Brazilian Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&F.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

(ii)     Debentures were projected up to the final mature date according to contractual rates (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, or equivalent market rates, or the Company’s share traded in the Brazilian market.

(iii)    BNDES loans are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate – TJLP.

These loans have specific characteristics and the conditions defined in the loan agreements with BNDES between independent parties, and reflect the conditions for those types of loan. In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES loans, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by BM&FBovespa.

(v)    Agreements with IDB, IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais  at the exchange rate of March 31, 2013.

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate of March 31, 2013.

(vii)  Leasing is an instrument considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate. Thus, the Company discloses as fair value, the amount recorded on March 31, 2013.

4.         SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances. There were no changes when compared to the Annual Financial Statements for the year ended December 31, 2012, according to Note 5.

5.         CASH AND CASH EQUIVALENTS

	March 31, 2013	December 31, 2012 Restated

Cash and banks	89,576	119,397
Cash equivalents	2,037,459	1,796,577
	2,127,035	1,915,974

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term investments, mainly represented by purchase commitments (remunerated at CDI), deposited in Banco do Brasil, with maturities lower than three months, which are promptly convertible into a known cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 100.5% of CDI in March (100.01% in December 2012).

6.         RESTRICTED CASH

As of March 31, 2013, the restricted cash totaled R$11,151, referring mainly to the default in the municipality of São Paulo, where the Company transfers 7.5% of the Municipality’s revenue to the Municipal Fund (R$64,977 in December 2012).

The variation occurred in the period from January to March 2013, when compared to the Financial Statements as at December 31, 2012, mainly refers to the removal of restriction on use of funds by the Municipal Government of São Paulo.

7.         TRADE ACCOUNTS RECEIVABLE

(a)        Balance sheet balances

	March 31, 2013	December 31, 2012 Restated
Private sector:
General and special customers (i) (ii)	945,709	949,800
Agreements (iii)	265,244	249,470

	1,210,953	1,199,270
Government entities:
Municipal	619,170	610,779
Federal	4,073	3,150
Agreements (iii)	173,809	181,271

	797,052	795,200
Wholesale customers – Municipal governments: (iv)
Guarulhos	602,195	578,314
Mauá	293,006	281,398
Mogi das Cruzes	15,189	15,202
Santo André	638,832	620,276
São Caetano do Sul	4,358	2,072
Diadema	188,198	180,465

Total wholesale customers – Municipal governments	1,741,778	1,677,727

Unbilled receivables	470,298	425,843

Subtotal	4,220,081	4,098,040
Allowance for doubtful accounts	(2,795,689)	(2,723,408)

Total	1,424,392	1,374,632

Current	1,067,729	1,038,945
Noncurrent (v)	356,663	335,687

	1,424,392	1,374,632

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

From January to March 2013, there were no relevant changes when compared with the operations reported in the financial statements as at December 31, 2012.

(i) General customers - residential and small and mid-sized companies.

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful account and are classified in noncurrent assets.

	Three-month period ended March 31, 2013	Twelve-month period ended December 31, 2012 Restated

Balance at the beginning of period	1,677,727	1,486,342
Billing for services rendered	103,158	394,922
Collections – current year’s services	(16,165)	(165,967)
Collections – previous years’ services	(22,942)	(37,570)

Balance at the end of the period	1,741,778	1,677,727

Current	34,481	33,924
Non-current	1,707,297	1,643,803

(v) The noncurrent portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to wholesale basis to municipal governments, and the amounts are net of allowance for doubtful account.

(b)        The aging of trade accounts receivable is as follows

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Notes to the Financial Statements

	March 31, 2013	December 31, 2012 Restated

Falling due	1,107,045	1,091,834
Past-due:
Up to 30 days	221,652	197,936
From 31 to 60 days	94,682	97,426
From 61 to 90 days	69,222	61,527
From 91 to 120 days	54,721	50,729
From 121 to 180 days	92,520	89,297
From 181 to 360 days	154,018	139,788
Over 360 days	2,426,221	2,369,503

Total past-due	3,113,036	3,006,206

Total	4,220,081	4,098,040

(c)        Allowance for doubtful accounts

	March 31, 2013	March 31, 2012 Restated

Balance at beginning of period	2,723,408	2,436,428
Private sector/government entities	21,588	33,672
Recoveries	(5,960)	(10,287)
Wholesale customers	56,653	58,846

Additions for the period	72,281	82,231

Balance at end of period	2,795,689	2,518,659

Current	1,269,932	1,171,918
Noncurrent	1,525,757	1,346,741

Reconciliation of provision for losses in profit or loss	Three-month period ended March 31, 2013	Three-month period ended March 31, 2012 Restated

Losses (write-off)	21,232	15,377
Provision for state entities (related parties)	541	-
Provision for private sector/government entities	21,588	33,672
Recoveries	(5,960)	(10,287)

Balance	37,401	38,762

The Company does not have customers representing 10% or more of its revenue.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

8.         RELATED-PARTY BALANCES AND TRANSACTIONS

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)        Accounts receivable, interest on shareholders equity, revenue and expenses with the São Paulo State Government

	March 31, 2013	December 31, 2012 Restated
Accounts receivable
Current:
Water and sewage services	115,458	113,027
Allowance for losses	(48,072)	(47,531)
Reimbursement for pension plan benefits paid -
Gesp Agreement	35,278	35,278
Reimbursement for pension benefits paid -
monthly flow	10,939	8,499

Total current	113,603	109,273
Noncurrent:
Reimbursement of additional retirement and
pension benefits – GESP Agreement	144,052	153,098

Total noncurrent	144,052	153,098

Total receivables from shareholders	257,655	262,371

Water and sewage services	67,386	65,496
Reimbursement of additional retirement and
pension benefits	190,269	196,875

Total	257,655	262,371

Interest on shareholders equity payable to related parties	228,214	228,214

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

	March 31, 2013	March 31, 2012 Restated
Gross revenue from sales and services
Water supply	54,500	54,476
Sewage services	48,181	48,124
Payments received from related parties	(100,893)	(108,698)
Financial income	32,448	54,609

Collection of GESP reimbursement referring to Law 4819/58	23,099	24,027

From January to March 2013, there were no significant changes in the operations reported in the financial statements as at December 31, 2012. Further details and explanations on the nature of related-party transactions are included in Note 9 of the Financial Statements as at December 31, 2012.

(b) Contingent assets – GESP (not recorded)

On March 31, 2012 and December 31, 2012, SABESP had off-balance contingent assets with GESP relating to the complementary retirement and pension paid (Law 4819), as follows:

	March 31, 2013	December 31, 2012

Amounts in controversy receivable	668,310	654,927
Undisputed reimbursement relating to the transfer to SABESP of Alto Tietê system reservoirs	696,283	696,283
	__________________	____________________
Total	1,364,593	1,351,210

From January to March 2013, there were no relevant changes in the progress of lawsuits. Further details and explanations on the nature of these contingent assets are included in Note 9 (vii) of the Financial Statements as at December 31, 2012.

 (c)       Agreements for the use of reservoirs

EMAE – Empresa Metropolitana de Águas e Energia S.A. claims the collection of payment and financial compensation for the use of water from Guarapiranga and Billings reservoirs, used by SABESP in its operations, as well as the reimbursement of damages related to the failure of SABESP to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs but it is responsible for their maintenance and operating costs. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places and there would be the risk of making services in the region unfeasible and increasing sourcing cost.

Three proceedings were filed, two of them are writs of prevention to toll statute of limitation and another one to file arbitration commitment, by force of an arbitration clause in the agreement entered into between the São Paulo State Government and former Light, in 1958.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

The plaintiff understands that diverging opinions between it and SABESP should be resolved at the Court of Arbitration, which was disputed by SABESP, which in turn claims it is not bound to an agreement in which its predecessor only participated as intervening party.

In February 2012, the decision to submit to arbitration was established by the judge during the first hearing, which is subject to appeal.  Notwithstanding, if an arbitration proceeding is filed, we will take all available judicial actions to defend our position. The Company’s management assessed this risk as possible loss and considers that it is not possible to estimate the total amount involved in this process since the extent was not determined.

(d)        Agreements with reduced tariffs with State and Municipal Government Entities that joined the Water Rational Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(e)        Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(f)         Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. On March 31, 2013, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$2,761 (R$2,750 as of March 2012).

No expenses related to personnel assigned by other entities to SABESP were recorded on March 31, 2013 and December 31, 2012.

(g)        Services obtained from state government entities

As of March 31, 2013 and December 31, 2012, SABESP had an outstanding amount payable of R$951 and R$958, respectively, for services rendered by São Paulo State Government entities.

(h)        Non-operating assets

As of March 31, 2013 and December 31, 2012, the Company had an amount of R$969 related to free land lent to DAEE (Water and Electricity Department).

(i)         SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial liability recognized as of March 31, 2013 amounted to R$623,531 (R$604,832 as of December 2012, including the effect of CPC 33(R1)).

(j)         Management’s Compensation

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

Expenses related to the compensation of members of the Board of Directors and Board of Executive Officers was R$750 and R$756, respectively, from January to March 2013 and 2012, and refers to short-term benefits. An additional amount of R$141 referring to the Executive Officers’ bonus program was recorded in the period between January and March 2013 (from January to March 2012 – R$274).

(j)         Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), not holding the majority interest but with cast vote and power of veto in some issues. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S.A., Águas de Castilho S.A. and Aquapolo Ambiental S.A. to finance the operations of these companies, until the loans and financing required to banks is cleared.

The contracts signed on January 19, 2012 with Águas de Andradina and Águas de Castilho were settled in July 2012, according to the agreement’s provisions. On July 18, 2012, new agreements were signed with both companies, pursuant to the conditions in the table below. The agreement signed with Aquapolo Ambiental on March 30, 2012 remains with the same characteristics, according to the table below:

SPE	Credit limit	Principal disbursed amount	Interest balance	Interest rate	Maturity
Águas de Andradina	3,467	1,427	13	SELIC + 3.5 % p.a.	07/17/2013
Águas de Castilho	675	403	4	SELIC + 3.5 % p.a.	07/17/2013
Aquapolo Ambiental	5,629	5,629	135	CDI + 1.2% p.a.	04/30/2016
Aquapolo Ambiental	19,000	19,000	433	CDI + 1.2% p.a.	04/30/2015
Total	28,771	26,459	585

The amount disbursed is recognized in Assets under “Other Receivables” and mounts to R$1,830 for principal and R$44 for interest recognized in Current Assets and R$24,629 for principal and R$2,163 for interest in Noncurrent Assets. As of March 31, 2013, the balance of principal and interest rates of these contracts is R$28,666. From January to March 2013, financial income was impacted by R$585 (R$16 from January to March 2012).

9.         INVESTMENTS

The Company holds interest in the following investees: Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina, Águas de Castilho, Saneaqua Mairinque, Aquapolo Ambiental and Attend Ambiental which were consolidated by the equity accounting method. The accounting policies of its investees are consistent with the accounting policies adopted by the Company.

Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, indicating participating shared control (joint venture – CPC 19).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

Information on these companies’ activities is included in Note 2.1 of the Financial Statements as at December 31, 2012. During the quarter ended March 31, 2013, there were no significant changes in operations of these investees.

See below a summary of financial information of the joint-controlled entities:

Company	Investments		Equity in the earnings (losses) of investees		Interest percentage		Equity		Profit (loss) for the period
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012

Sesamm	6,028	5,760	268	393	36%	36%	16,744	15,999	745	1,092
Águas de Andradina	803	751	52	(170)	30%	30%	2,677	2,503	172	(567)
Águas de Castilho	534	474	60	48	30%	30%	1,780	1,580	200	160
Saneaqua Mairinque	743	722	21	(60)	30%	30%	2,477	2,407	70	(200)
Attend Ambiental	4,145	4,379	(232)	(1,802)	45%	45%	9,211	9,731	(516)	(4,004)
Aquapolo Ambiental	8,220	8,538	(319)	(169)	49%	49%	16,775	17,424	(651)	(345)
Total	20,473	20,624	(150)	(1,760)			49,664	49,644	21	(3,864)
Other investments	549	203
Total	21,022	20,826

	March 31, 2013
	Sesamm 36%	Águas de Andradina 30%	Águas de Castilho 30%	Saneaqua Mairinque 30%	Aquapolo Ambiental 49%	Attend Ambiental 45%	TOTAL

Current assets	983	1,806	336	375	20,551	927	24,978
Noncurrent assets	19,478	4,169	1,001	879	178,625	3,517	207,669

Current liabilities	582	4,615	702	478	17,574	299	24,250
Noncurrent liabilities	13,851	557	101	33	173,382	-	187,924
Equity	6,028	803	534	743	8,220	4,145	20,473

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

	December 31, 2012
	Sesamm 36%	Águas de Andradina 30%	Águas de Castilho 30%	Saneaqua Mairinque 30%	Aquapolo Ambiental 49%	Attend Ambiental 45%	TOTAL

Current assets	875	2,199	404	414	15,247	1,976	21,115
Noncurrent assets	19,609	3,934	904	858	181,749	2,570	209,624

Current liabilities	822	4,827	757	535	31,411	167	38,519
Noncurrent liabilities	13,902	555	77	15	157,047	-	171,596
Equity	5,760	751	474	722	8,538	4,379	20,624

	March 31, 2013
	Sesamm 36%	Águas de Andradina 30%	Águas de Castilho 30%	Saneaqua Mairinque 30%	Aquapolo Ambiental 49%	Attend Ambiental 45%	TOTAL

Operating revenue	303	1,043	375	685	9,706	59	12,171
Operating expenses	(596)	(1,023)	(321)	(666)	(10,052)	(312)	(12,970)
Financial income, net	561	32	6	2	27	21	649
Profit (loss) for the period	268	52	60	21	(319)	(232)	(150)

	March 31, 2012
	Sesamm 36%	Águas de Andradina 30%	Águas de Castilho 30%	Saneaqua Mairinque 30%	Aquapolo Ambiental 49%	Attend Ambiental 45%	TOTAL

Operating revenue	5,823	4,046	895	652	-	-	11,416
Operating expenses	(5,482)	(4,259)	(855)	(719)	(1,802)	(287)	(13,404)
Financial income, net	52	43	8	7	-	118	228
Profit (loss) for the period	393	(170)	48	(60)	(1,802)	(169)	(1,760)

10.       INVESTMENT PROPERTIES

As of March 31, 2013, “Investment Properties” totaled R$54,039 (R$54,046 in December 2012). As of December 31, 2013, the market value of these properties was R$295,538 (R$295,538 in December 2012).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

11.       INTANGIBLE ASSETS

(a)        Balances

	March 31, 2013			December 31, 2012 Restated
		Accumulated amortization			Accumulated amortization
	Cost		Net	Cost		Net
Intangible arising from:
Agreements – equity value	8,241,070	(1,438,550)	6,802,520	8,408,007	(1,511,813)	6,896,194
Concession contracts – economic value	1,430,263	(303,991)	1,126,272	1,402,854	(292,918)	1,109,936
Program contracts	5,706,278	(1,614,786)	4,091,492	5,288,541	(1,469,369)	3,819,172
Program contracts – commitments	685,599	(62,293)	623,306	627,989	(56,898)	571,091
Service contract – São Paulo	10,788,910	(1,130,900)	9,658,010	10,604,942	(1,036,455)	9,568,487
Software licenses (vi)	119,648	(55,330)	64,318	55,615	(52,969)	2,646
Total	26,971,768	(4,605,850)	22,365,918	26,387,948	(4,420,422)	21,967,526

(b)        Changes

	December 31, 2012 Restated	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	March 31, 2013
Intangibles arising from:
Agreements – equity value	6,896,194	83,409	(148,704)	253	(407)	(28,225)	6,802,520
Concession agreements – economic value	1,109,936	27,517	-	-	-	(11,181)	1,126,272
Program contracts	3,819,172	171,829	148,704	(212)	(2)	(47,999)	4,091,492
Program contracts – commitments	571,091	57,609	-	-	-	(5,394)	623,306
Service contract – São Paulo	9,568,487	183,877	-	-	(18)	(94,336)	9,658,010
Software licenses	2,646	64,033	-	-	-	(2,361)	64,318
Total	21,967,526	588,274	-	41	(427)	(189,496)	22,365,918

On March 19, 2013, the Company renewed the agreement with Presidente Prudente municipality for 30 years.

(c)        Construction services

	March 31, 2013
	Water supply	Sewage services	Total
Construction cost incurred	208,518	277,444	485,962
Recognition of construction revenue	212,296	283,313	495,609

	March 31, 2012
	Water supply	Sewage services	Total
Construction cost incurred	236,102	303,280	539,382
Recognition of construction revenue	240,571	310,285	550,856

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

(d)        General information

During the quarter ended March 31, 2013, there were no significant changes in criteria used to record intangible assets and types of agreements. Further information is included in Note 11 of the Financial Statements as at December 31, 2012.

The Company has obligations recorded in “Program Contracts – Commitments” under current liabilities (R$156,676 and R$148,220 on March 31, 2013 and December 31, 2012, respectively) and noncurrent liabilities (R$118,868 and R$87,407 on March 31, 2013 and December 31, 2012, respectively).

(vi)       Software license

Software licenses are capitalized based on costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started implementing the corporate integrated management solution (ERP system).

On March 31, 2013 and December 31, 2012, the balances was R$64,318 and R$2,646, respectively.

(e)        Disposal of concession intangible underlying assets

In the first quarters of 2013 and 2012, the Company wrote off intangible underlying  assets items totaling R$427 and R$905, respectively, due to obsolescence, theft, misplacements, unproductive wells and projects considered economically unfeasible.

(f)         Capitalization of interest and other financial charges

In the first quarter of 2013, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets during the construction period of the qualifying asset totaling R$57,659 with an average rate of 1.27%. In the first quarter of 2012, R$60,929 was capitalized with an average rate of 1.14%), during the period of the construction.

(g)        Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

However, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. In the first quarters of 2013 and 2012, the margin was 2.3%.

Construction margins for the first quarters of 2013 and 2012 were R$9,647 and R$11,474, respectively.

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Notes to the Financial Statements

(h)        Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. On March 31, 2013, the total amount related to expropriations was R$3,832 (R$1,646 in March 2012).

(i)         Assets pledged as guarantee

On March 31, 2013 and December 31, 2012, the Company had underlying physical assets totaling R$249,034 offered as guarantee to the request for the PAES (tax debt refinancing program) (Note 14).

(j)         Public-Private Partnership (PPP)

The Company and CAB-Sistema Produtor Alto Tietê S.A., special purpose entity, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

On March 31, 2013 and December 31, 2012, the amount recognized as intangible asset related to this PPP was R$410,134 and R$426,791, respectively.

(k)        Works in progress

The amount of R$5.3 billion is recorded as intangible assets from works in progress on March 31, 2013 (R$5.1 billion on December 31, 2012).

(l)         Amortization of intangible assets

The amortization average rate was 4.0% on March 31, 2013 (4.1% in March 2012).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

12.        PROPERTY, PLANT AND EQUIPMENT

(a)        Balances

	March 31, 2013			December 31, 2012 Restated
		Accumulated depreciation			Accumulated depreciation
	Cost		Net	Cost		Net

Land	88,328	-	88,328	88,328	-	88,328
Buildings	56,339	(31,106)	25,233	56,339	(30,778)	25,561
Equipment	193,642	(126,100)	67,542	191,202	(121,569)	69,633
Transportation equipment	14,606	(7,033)	7,573	13,882	(7,267)	6,615
Furniture and fixtures	16,332	(10,089)	6,243	16,203	(10,016)	6,187
Other	1,048	(681)	367	1,109	(723)	386
	370,295	(175,009)	195,286	367,063	(170,353)	196,710

(b)        Changes

	December 31, 2012 Restated			Write-offs and disposals		March 31, 2013
		Additions	Transfer		Depreciation
Land	88,328	-	-	-	-	88,328
Buildings	25,561	-	-	-	(328)	25,233
Equipment	69,633	2,880	(36)	(22)	(4,913)	67,542
Transportation equipment	6,615	1,157	45	-	(244)	7,573
Furniture and fixtures	6,187	296	(38)	(25)	(177)	6,243
Other	386	-	(12)	-	(7)	367
	196,710	4,333	(41)	(47)	(5,669)	195,286

(c)        Depreciation

The Company revises annually the estimated useful lives of: buildings - 2%; equipment - 5%; transportation equipment - 10% and furniture and fixture - 6.7%. Land is not depreciated.

The depreciation average rate in the first quarters of 2013 and 2012 were 10.8% and 10.8%, respectively.

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Notes to the Financial Statements

13.       LOANS AND FINANCING

Outstanding balance of loans and financing

	March 31, 2013			December 31, 2012 Restated
Financial institutions	Current	Noncurrent	Total	Current	Noncurrent	Total
DOMESTIC CURRENCY
Banco do Brasil	388,782	-	388,782	380,631	100,306	480,937
10th issue debentures	36,295	248,595	284,890	36,459	252,166	288,625
11th issue debentures	-	-	-	472,500	535,949	1,008,449
12th issue debentures	-	499,488	499,488	-	499,511	499,511
14th issue debentures	2,008	284,739	286,747	-	284,649	284,649
15th issue debentures	-	803,062	803,062	-	791,451	791,451
16th issue debentures	-	499,481	499,481	-	499,457	499,457
17th issue debentures	-	1,007,907	1,007,907	-	-	-
Brazilian Federal Savings Bank	113,705	921,460	1,035,165	116,867	918,756	1,035,623
Brazilian Development Bank - BNDES	-	-	-	4,154	-	4,154
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	93,778	110,087	16,309	97,855	114,164
Brazilian Development Bank - BNDES PAC	8,447	78,132	86,579	8,447	80,244	88,691
Brazilian Development Bank - BNDES PAC II 9751	90	6,410	6,500	-	6,500	6,500
Brazilian Development Bank - BNDES PAC II 9752	-	13,000	13,000	-	13,000	13,000
Brazilian Development Bank - BNDES ONDA LIMPA	19,230	211,225	230,455	19,230	216,026	235,256
Leasing	-	281,153	281,153	-	215,774	215,774
Others	603	2,804	3,407	763	2,923	3,686
Interest and charges	47,220	-	47,220	89,567	-	89,567
TOTAL IN DOMESTIC CURRENCY	632,689	4,951,234	5,583,923	1,144,927	4,514,567	5,659,494

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

	March 31, 2013			December 31, 2012 Restated
Financial institutions	Current	Noncurrent	Total	Current	Noncurrent	Total

FOREIGN CURRENCY
Inter-American Development Bank – BID US$429,057 thousand	76,834	781,841	858,675	77,967	770,494	848,461
International Bank for Reconstruction and Development -BIRD – US$29,386 thousand	-	58,778	58,778	-	54,492	54,492
Eurobonds – US$140,000 thousand	-	281,525	281,525	-	285,655	285,655
Eurobonds – US$350,000 thousand	-	697,903	697,903	-	708,076	708,076
JICA 15– ¥19,015,095 thousand	24,684	382,619	407,303	27,335	437,371	464,706
JICA 18 – ¥17,096,640 thousand	22,195	343,671	365,866	24,578	392,894	417,472
JICA 17 – ¥382,378 thousand	-	7,949	7,949	-	7,524	7,524
JICA 19 – ¥6,022,269 thousand	-	128,509	128,509	-	1	1
BID 1983AB – US$202,115 thousand	48,215	356,374	404,589	48,926	361,587	410,513
Interest and charges	34,543	-	34,543	18,861	-	18,861
TOTAL IN FOREIGN CURRENCY	206,471	3,039,169	3,245,640	197,667	3,018,094	3,215,761

TOTAL LOANS AND FINANCING	839,160	7,990,403	8,829,563	1,342,594	7,532,661	8,875,255

Quotes on March 31, 2013 – US$1.00 = R$2.0138; Yen 1.00 = R$0.021420 (US$1.00 = R$2.0435; Yen 1.00 = R$0.023720 on December 31, 2012 )

On March 31, 2013, the Company did not record balances of loans and financing raised in 2013 to mature within 12 months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	ADJUSTMENT FOR INFLATION
DOMESTIC CURRENCY
Banco do Brasil	SÃO PAULO STATE GOVERNMENT AND OWN FUNDS	2014	8.50%	TR
10th issue debentures	OWN FUNDS	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
11th issue debentures	OWN FUNDS	2015	CDI + 1.95% (series 1) and CDI + 1.4% (series 2)
12th issue debentures	OWN FUNDS	2025	TR + 9.5%
14th issue debentures	OWN FUNDS	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	OWN FUNDS	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16th issue debentures	OWN FUNDS	2015	CDI + 0.30% to 0.70%
17th issue debentures	OWN FUNDS	2023	CDI + 0.75% (series 1), IPCA + 4.5% (series 2), IPCA + 4.75% (series 3)	IPCA
Brazilian Federal Savings Bank	OWN FUNDS	2013/32	6.8% (weighted)	TR
Brazilian Development Bank - BNDES	OWN FUNDS	2013	3% + TJLP
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP
Brazilian Development Bank- BNDES PAC II 9751	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP
Others	OWN FUNDS	2018/2025	TJLP + 6% / 12%	TR

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	CURRENCY
FOREIGN CURRENCY
Inter-American Development Bank – BID US$429,057 thousand	FEDERAL GOVERNMENT	2016/2017/ 2025/2035	1.19% to 3.00% (i)	US$
International Bank for Reconstruction and Development - BIRD – US$29,386 thousand	FEDERAL GOVERNMENT	2034	0.75%	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥19,015,095 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 18– ¥17,096,640 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 17– ¥382,378 thousand	FEDERAL GOVERNMENT	2035	1.2% and 0.01%	Yen
JICA 19– ¥6,022,269 thousand	FEDERAL GOVERNMENT	2037	1.7% and 0.01%	Yen
BID 1983AB – US$202,115 thousand	-	2023	2.4% to 2.9%	US$

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

The Company reported the main changes in loans and financings in the period ended March 31, 2013. Other information on loans and financing is provided in Note 13 to the Annual Financial Statements as at December 31, 2012.

(i)         17th issue of Debentures

On January 15, 2013, the Company issued the 17th Issue of non-convertible, registered, book-entry unsecured debentures in three series, with the following characteristics:

Date of Issue: January 15, 2013.

Total Amount: R$1,000,000, number 100,000 debentures, in three series, unit value R$10.

	Amount	Adjustment	Interest rate	Interest payment	Amortization	Maturity

1st Series	424,680		DI+ 0.75% p.a.	Half-year (January and July)	Annual (as of January 2016)	January 2018
2nd Series	395,230	IPCA	4.50% p.a.	Annual (January)	Annual (as of January 2019)	January 2020
3rd Series	180,090	IPCA	4.75% p.a.	Annual (January)	Annual (as of January 2021)	January 2023
Total	1,000,000

Early redemption: none

The proceeds resulting from the funding raised by the 17th Issue of Debentures will be exclusively allocated as follows: R$500,000 for settlement of financial commitments maturing in 2013, and up to R$500,000 for early redemption of other Company debts.

(ii)        Redemption of the 11th issue of Debentures

In March 2013, the Company redeemed the total amount of the 11th Issue of Debentures, totaling R$1,060,428.

(iii)        Payment schedule of loans and financings

The total volume of debt to be paid until the end of 2013 is R$650,952, R$172,683 is the amount indexed to foreign currency and R$478,269 is the falling due amount of interest rates and principal of loans denominated in reais.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

	2013	2014	2015	2016	2017	2018	2019 onwards	TOTAL
Domestic currency
Banco do Brasil	288,476	100,306	-	-	-	-	-	388,782
Brazilian Federal Savings Bank	87,764	79,586	58,065	57,546	60,249	63,693	628,262	1,035,165
Debentures	30,717	79,547	712,338	353,002	355,012	520,541	1,330,418	3,381,575
BNDES Bx Santista	12,232	16,309	16,309	16,309	16,309	16,309	16,310	110,087
BNDES PAC	6,335	8,447	8,447	8,447	8,447	8,447	38,009	86,579
BNDES PAC II 9751	-	813	1,083	1,083	1,083	1,083	1,355	6,500
BNDES PAC II 9752	-	-	813	1,083	1,083	1,083	8,938	13,000
BNDES Onda Limpa	14,423	19,230	19,230	19,230	19,230	19,230	119,882	230,455
Leasing	-	-	-	-	-	-	281,153	281,153
Others	484	497	560	631	711	524	-	3,407
Interest and charges	37,838	9,382	-	-	-	-	-	47,220
Domestic currency	478,269	314,117	816,845	457,331	462,124	630,910	2,424,327	5,583,923

Foreign currency
BID	66,485	76,834	76,834	76,834	88,620	38,078	434,990	858,675
BIRD	-	-	-	-	-	-	58,778	58,778
Eurobonds	-	-	-	281,525	-	-	697,903	979,428
JICA	23,440	46,880	46,880	46,880	47,101	47,322	651,124	909,627
BID 1983AB	48,215	48,215	48,215	48,215	48,215	47,805	115,709	404,589
Interest and charges	34,543	-	-	-	-	-	-	34,543
Foreign currency	172,683	171,929	171,929	453,454	183,936	133,205	1,958,504	3,245,640
Overall total	650,952	486,046	988,774	910,785	646,060	764,115	4,382,831	8,829,563

(iv)       Financial Commitments – “Covenants”

Some loans and financing contracts have clauses related to the compliance with certain financial ratios with quarterly or annual substantiations.

17th Issue of Debentures

Indicators are calculated every quarter, upon disclosure of interim or annual financial statements:

- Adjusted Total Debt/Ebitda: lower than or equal to 3.65; and

- Ebitda/Paid Financial Expenses: equal to or higher than 1.5.

Non-fulfillment of the covenant clauses shall trigger the early maturity of the contract.

The agreement has a cross-default clause, which sets forth early maturity of this contract in the event of early maturity of any of the Issuer’s debts, in individual or total amount equal to or higher than ninety million reais (R$90,000).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

The other covenants are similar to those reported in Note 13 to the Annual Financial Statements as at December 31, 2012.

On March 31, 2013, the Company had met the requirements set forth by its loan and financing agreement.

(v)        Loans and financing contracted but not yet used

In order to implement its investment plan, SABESP has a financing plan.

Funds from financing have specific purposes, which are released for their related investments.

Agent	March 31 de 2013
(in millions of reais (*))
Brazilian Federal Savings Bank - CEF	1,096
Japanese Bank for International Cooperation - JICA	810
Inter-American Development Bank - BID	892
Brazilian Development bank - BNDES	548
International Bank for Reconstruction and Development - BIRD	144
Other	53
TOTAL	3,543

(*) Based on closing quotation of March 31, 2013 (US$1.00 = R$2.0138; ¥1.00 = R$0.021420).

14.       TAXES AND CONTRIBUTIONS

a)         Current assets

	March 31, 2013	December 31, 2012 Restated
Taxes recoverable
Income tax and social contribution	-	100,225
IRRF (withholding income tax) on financial investments	3,195	14,302
Other federal taxes	3,628	3,238
Other municipal taxes	656	656
Total taxes recoverable	7,479	118,421

The decrease in current assets is mainly due to the fact that the 2012 income tax and social contribution balance was used to settle the amounts of these taxes calculated in the first quarter of 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

b)         Liabilities

	Current
	March 31, 2013	December 31, 2012 Restated
Income tax and social contribution	44,527	-
COFINS and PASEP	42,461	46,576
PAES (tax debt refinancing program)	9,582	19,011
INSS (Social Security contribution)	28,310	29,401
IRRF (withholding income tax)	283	41,588
Other	14,183	16,134
Total	139,346	152,710

The decrease in current liabilities arises mainly from payment of withholding income tax on interest on equity declared in December 2012, the payment of Paes installments in the period, offset by the income tax and social contribution payable in the first quarter of 2013.

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The original amount included in PAES was R$316,953, as follows:

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The loan related to Paes (Special Installment Payment) is being paid in 120 months. The amounts paid from January to March 2013 and in 2012 were R$9,546 and R$37,421, respectively, and financial expenses of R$117 and R$479 in the first quarter of 2013 and 2012, respectively, were recorded. The outstanding balance as of March 31, 2013 was R$9,582. The assets offered as guarantee in REFIS, totaling R$249,034, are still guaranteeing the amounts in the PAES program.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

15.       DEFERRED TAXES

a)         Balances

	March 31, 2013	December 31, 2012 Restated
Deferred income tax assets (i)
Provisions	541,318	512,107
Pension plan liabilities – G1	199,483	193,125
Pension plan liabilities – G0 (1)	85,271	85,271
Donations of underlying assets on concession agreements	40,913	41,312
Allowance for loan losses	167,861	162,670
Actuarial gain/loss – Plan G1 (Note 2.1)	9,405	9,405
Others	84,400	97,425
Total deferred tax assets	1,128,651	1,101,315

Deferred tax liabilities (ii)
Temporary difference on concession of intangible assets	(622,526)	(650,093)
Capitalization of borrowing costs	(184,682)	(158,298)
Revenue – government entities	(81,147)	(77,827)
Others	(73,702)	(69,795)
Total deferred tax liabilities	(962,057)	(956,013)

Deferred tax assets, net	166,594	145,302

(1)   Refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

b)         Changes

Deferred tax assets	December 31, 2011 Restated	Recorded in the statement of income	March 31, 2012 Restated
Provisions	575,473	32,177	607,650
Pension plan liabilities - G1	180,018	3,197	183,215
Pension plan liabilities – G0	85,271	-	85,271
Donations of underlying assets on concession agreements	38,213	-	38,213
Allowance for loan losses	135,223	5,405	140,628
Actuarial gain/loss – G1	35,323	-	35,323
Others	77,175	441	77,616
Total	1,126,696	41,220	1,167,916
Deferred tax liabilities	December 31, 2011 Restated	Recorded in the statement of income	March 31, 2012 Restated
Temporary difference on concession of intangible assets	(692,210)	-	(692,210)
Capitalization of borrowing costs	(101,507)	-	(101,507)
Revenue – government entities	(76,773)	(1,393)	(78,166)
Others	(42,957)	(39,107)	(82,064)
Total	(913,447)	(40,500)	(953,947)

Deferred tax assets	December 31, 2012 Restated	Recorded in the statement of income	March 31, 2013
Provisions	512,107	29,211	541,318
Pension plan liabilities - G1	193,125	6,358	199,483
Pension plan liabilities – G0	85,271	-	85,271
Donations of underlying assets on concession agreements	41,312	(399)	40,913
Allowance for loan losses	162,670	5,191	167,861
Actuarial gain/loss – G1	9,405	-	9,405
Others	97,425	(13,025)	84,400
Total	1,101,315	27,336	1,128,651

Deferred tax liabilities	December 31, 2012 Restated	Recorded in the statement of income	March 31, 2013 Restated
Temporary difference on concession of intangible assets	(650,093)	27,567	(622,526)
Capitalization of borrowing costs	(158,298)	(26,384)	(184,682)
Revenue – government entities	(77,827)	(3,320)	(81,147)
Others	(69,795)	(3,907)	(73,702)
Total	(956,013)	(6,044)	(962,057)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

c)         Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	Three-month period ended March 31, 2013	Three-month period ended March 31, 2012 Restated

Profit before income taxes	762,450	755,188
Statutory rate	34%	34%

Estimated expense at statutory rate	(259,233)	(256,764)
Permanente differences
Provision Law 4819/58 (i)	(9,341)	(8,826)
Donations	(1,059)	-
Other differences	3,384	2,315

Income tax and social contribution	(266,249)	(263,275)

Current income tax and social contribution	(287,541)	(263,995)
Deferred income tax and social contribution	21,292	720
Effective rate	35%	35%

(i)         Permanent difference related to the provision for actuarial liability.

Transition Tax Regime (RTT)

For purpose to calculate the income tax and the social contribution on net income for 2009 and 2008, the Company opted to adopt the Transition Tax Regime (RTT), which allow to eliminate the accounting effects of the Law 11638/07 and the Provisional Measure 449/08, converted into Law 11941/2009, through the taxable income journal (LALUR) and auxiliary controls, without any modification in the bookkeeping.

The Company has adopted the same tax practices since 2008, as the RTT became mandatory and shall be effective until the enactment of Law that rules the tax effects of the new accounting methods, seeking the tax neutrality.

16.       PROVISIONS

(a)        Lawsuits deemed as probable loss

(i)         Balances

The Company is party to a number of lawsuits arising from the normal course of business, relating to civil, tax, labor and environmental matters. Management recognized provisions at amounts deemed sufficient to cover probable losses. These provisions, net of escrow deposits, are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

	Provisions	Escrow deposits	March 31, 2013	Provisions	Escrow deposits	December 31, 2012 Restated
Customer claims (i)	694,780	(135,093)	559,687	652,663	(131,408)	521,255
Supplier claims (ii)	300,297	(179,326)	120,971	290,593	(175,437)	115,156
Other civil claims (iii)	164,150	(11,610)	152,540	169,513	(4,978)	164,535
Tax claims (iv)	70,691	(4,186)	66,505	71,141	(3,056)	68,085
Labor claims (v)	191,484	(1,562)	189,922	173,227	(1,529)	171,698
Environmental claims (vi)	170,709	(650)	170,059	149,061	(636)	148,425

Total	1,592,111	(332,427)	1,259,684	1,506,198	(317,044)	1,189,154

Current	722,228	-	722,228	565,083	-	565,083
Noncurrent	869,883	(332,427)	537,456	941,115	(317,044)	624,071

(ii)        Changes

	December 31, 2012 Restated	Additional provisions	Interest and inflation adjustment	Amounts used in provision	Amounts not used (reversal)	March 31, 2013
Customer claims (i)	652,663	32,583	45,688	(11,300)	(24,854)	694,780
Supplier claims (ii)	290,593	3,110	7,474	(55)	(825)	300,297
Other civil claims (iii)	169,513	7,342	11,392	(1,907)	(22,190)	164,150
Tax claims (iv)	71,141	1,054	2,747	(3,957)	(294)	70,691
Labor claims (v)	173,227	25,452	8,654	(10,650)	(5,199)	191,484
Environmental claims (vi)	149,061	17,484	4,385	-	(221)	170,709
Subtotal	1,506,198	87,025	80,340	(27,869)	(53,583)	1,592,111
Escrow deposits	(317,044)	(15,894)	(7,017)	7,420	108	(332,427)
Total	1,189,154	71,131	73,323	(20,449)	(53,475)	1,259,684

(b)        Lawsuits deemed as possible loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor matters, which are assessed by Management whose chances of loss are possible and are not recorded. Lawsuits, classified as possible loss, represent approximately R$2,935,700 on March 31, 2013 (R$2,796,500 in December 2012).

(c)        Explanation on the nature of main classes of lawsuits

(i)         Customer claims

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

Approximately 1,560 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 670 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The R$38,432 increase in the lawsuits classified as probable loss (net of escrow deposits) relates to the filling of new lawsuits and interest, fees and inflation adjustments on amounts involving lawsuits in progress, partially offset by payments made in the year and revisions of expectations caused by favorable decisions to the Company in 2013.

(ii)        Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of inflation adjustment, withholding of amounts related to the understated inflation rates deriving from the Brazilian Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable.

(iii)        Other civil claims

These refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filled at different court levels, dully accrued when classified as probable losses. The R$11,995 decrease, for lawsuits with probable chances of loss (net of escrow deposits), was mainly due to favorable decisions to the Company.

(iv)       Tax claims

Tax lawsuits refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's Management, accrued when classified as probable loss.

(v)        Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels. The Company recognized a provision for claims which likelihood of loss is considered probable. The R$18,224 addition in lawsuits with probable chances of loss (net of escrow deposits) mainly refers to the estimates and inflation adjustments of amounts involving lawsuits in progress.

(vi)       Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$21,634 increase in the lawsuits with probable chances of loss (net of escrow deposits) mainly refers to the addition in the estimates of lawsuits in progress.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

Other information is presented in Note 16 to the Annual Financial Statements as at December 31, 2012.

17.       EMPLOYEE BENEFITS

(a)        Health benefit plan

The health benefit plan is managed by Fundação Sabesp de Seguridade Social - SABESPREV and consists of optional, free choice, health plan sponsored by contributions of SABESP and the active participants, as follows:

.           Company: 7.5% on average, of gross payroll;

.           Participating employees: 3.21% of base salary and premiums, equivalent to 2.1% of payroll, on average.

(b)        Pension plan benefits

Amounts recorded in the statement of financial position
Funded plan – G1
Pension plan liabilities on December 31, 2012	577,169
Effect from the adoption of CPC 33(R1)	27,663
Adjusted pension plan liabilities on December 31, 2012	604,832
Expenses recognized in 2013	21,301
Payments in 2013	(2,602)
Pension plan liabilities on March 31, 2013 (i)	623,531

Amounts recorded in the statement of financial position
Unfunded plan – G0
Pension plan liabilities on December 31, 2012	1,547,161
Effect from the adoption of CPC 33(R1)	440,557
Adjusted pension plan liabilities on December 31, 2012	1,987,718
Expenses recognized in 2013	44,192
Payments in 2013	(30,100)
Pension plan liabilities on March 31, 2013 (iii)	2,001,810

Total	2,625,341

(i)         Plan G1

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social – SABESPREV, the defined benefit plan is sponsored by similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         0.53% of the portion of the salary of participation up to 20 salaries; and

•         4.5% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

On March 31, 2013, SABESP had a net actuarial liability of R$623,531 (R$604,832 on December 31, 2012) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners and the fair value of the related assets.

(ii)        Private pension plan benefits – Defined contribution

On March 31, 2013, Sabesprev Mais plan, based on defined contribution, had 4,952 active and assisted participants (4,569 in December 201).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

Regarding the Sabesprev Mais plan, the commitment to all participants who migrated up to March 31, 2013 amounted to R$11,991 (R$12,441 in December 2012) referred to active participants.

(iii)        Plan G0

Pursuant to Law 4819/58, employees who provided services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of March 31, 2013, the Company recorded a defined benefit obligation for Plan G0 of R$2,001,810 (R$1,987,718 in December 2012).

(c)        Profit sharing

The Company’s 2013 Profit Sharing Program was equivalent to one month salary for each employee, depending on performance of goals reached. In the first quarter of 2013, the profit distribution accrued amounted to R$15,674 (R$14,144 in the first quarter of 2012).

18.       EQUITY

a)         Authorized capital

The Company is authorized to increase capital by up to R$10,000,000 (R$10,000,000 in December 2012), based on a Board of Directors' resolution, after submission to the Fiscal Council.

b)         Subscribed and paid-in capital

As at March 31, 2013, subscribed and paid-in capital was represented by 227,836,623 non-par, registered book entry common shares (227,836,623 shares in December 2012) held as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the Financial Statements

Before the share split occurred on April 22, 2013

	March 31, 2013
	Number of shares	%
State Department of Finance	114,508,086	50.26%
Companhia Brasileira de Liquidação e Custódia	59,762,074	26.23%
The Bank Of New York ADR Department (equivalent in shares) (*)	53,366,486	23.42%
Other	199,977	0.09%

	227,836,623	100.0%

(*)           Each ADR corresponds to 1 share.

On April 22, 2013 the Shareholders approved the stock split in the annual Shareholders’ meeting. The stock split was in a portion of 1 (one) to 3 (three) of the common shares.

After the share split occurred on April 22, 2013

Subscribed and paid-in capital after the share split is composed of 683,509,869 non-par, registered book-entry common shares, held as follows:

	March 31, 2013
	Number of shares	%
State Department of Finance	343,524,258	50.26%
Companhia Brasileira de Liquidação e Custódia	179,286,222	26.23%
The Bank Of New York ADR Department (equivalent in shares) (*)	160,099,458	23.42%
Other	599,931	0.09%

	683,509,869	100.0%

The proposal for allocation of net income for 2012 was approved at the Shareholders’ Meeting held on April 22, 2013.

Other information on equity, such as earnings allocation, dividends, objective and purpose of reserves, can be found in Note 19 to the Annual Financial Statements as at December 31, 2012.

19.       EARNINGS PER SHARE

(a)        Basic and diluted

Basic earnings per share are calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal. According to CPC 41, earnings per share after the share split occurred on April 22, 2013 are calculated as follows:

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Notes to the Financial Statements

	Three-month period ended March 31, 2013	Three-month period ended March 31, 2012 Restated

Income attributable to the Company’s shareholders	496,201	491,913
Weighted average number of common shares issued	683,509	683,509

Basic and diluted earnings per share (reais per share)	0.72596	0.71969

20.       SEGMENT INFORMATION

Management, composed of the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

				Three-month period ended March 31, 2013

	Water	Sewage	Reconciliation to the Financial Statements	Balance as per Financial Statements

Gross revenue from sales and services – from external customers	1,285,902	1,032,945	495,609	2,814,456

Gross sale deductions	(93,947)	(75,466)	-	(169,413)

Net revenue from sales and services – from external customers	1,191,955	957,479	495,609	2,645,043

Costs, selling and administrative expenses	(888,964)	(543,661)	(485,962)	(1,918,587)

Income from operations before other operating expenses, net	302,991	413,818	9,647	726,456

Other operating expenses, net				8,835

Equity in the earnings (losses) of joint ventures				(150)

Financial result, net				27,309

Income from operations before taxes				762,450

Depreciation and amortization	105,253	89,912	-	195,165

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Notes to the Financial Statements

				Three-month period ended March 31, 2012 Restated

	Water	Sewage	Reconciliation to the Financial Statements	Balance as per Financial Statements

Gross revenue from sales and services – from external customers	1,212,069	977,338	550,856	2,740,263

Gross sales deductions	(90,006)	(72,575)	-	(162,581)

Net revenue from sales and services – from external customers	1,122,063	904,763	550,856	2,577,682

Costs, selling and administrative expenses	(849,057)	(485,768)	(539,382)	(1,874,207)

Income from operations before other operating expenses, net	273,006	418,995	11,474	703,475

Other operating expenses, net				8,463

Equity in the earnings (losses) of joint ventures				(1,760)

Financial result, net				45,010

Income from operations before taxes				755,188

Depreciation and amortization	106,114	80,381	-	186,495

Explanation on the reconciliation items for the Financial Statements: the impacts on gross revenues from sales and services and on costs are as follows:

	Three-month period ended March 31, 2013	Three-month period ended March 31, 2012Restated

Gross revenue from construction recognized under ICPC 1 (a)	495,609	550,856
Construction costs recognized under ICPC 1 (a)	485,962	539,382

Construction margin	9,647	11,474

(a)           Revenue from concession construction contracts is recognized in accordance with CPC 17, Construction Contracts (IAS 11), using the percentage-of-completion method. See Notes 11 (c) and (g).

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Notes to the Financial Statements

21.       REVENUE PER REGION

(a)        Gross revenue from sales of products and services

	Three-month period ended March 31, 2013	Three-month period ended March 31, 2012 Restated
Metropolitan Region of São Paulo	1,688,016	1,587,422
Regional Systems (i)	630,831	601,985
Total excluding revenue from construction (ii)	2,318,847	2,189,407

(i)         Including the municipalities operated in inland and at the coast of the State of São Paulo.

(ii)        Gross operating revenue from sales of products and services increased by 5.9% in the first quarter of 2013 over the first quarter of 2012. The Company’s volume billed was up 2.0% on March 31, 2013 and the tariff adjustment has been 5.15% since September 2012.

(b)        Reconciliation between gross revenue and net revenue

	Three-month period ended March 31, 2013	Three-month period ended March 31, 2012 Restated
Gross revenue from sales and/or services	2,318,847	2,189,407
Construction revenue	495,609	550,856
Sales tax	(169,413)	(162,581)
Net revenue	2,645,043	2,577,682

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Notes to the Financial Statements

22.       OPERATING COSTS AND EXPENSES

Description	Three-month period ended March 31, 2013	Three-month period ended March 31, 2012 Restated
Cost of sales and services:
Salaries and payroll charges	318,734	283,081
Pension plan liabilities	15,402	9,058
Construction costs (Note 11 c)	485,962	539,382
General supplies	40,576	37,592
Treatment supplies	64,876	44,574
Outsourced services	163,730	160,813
Electricity	144,387	149,732
General expenses	116,351	92,456
Depreciation and amortization	186,848	179,751
	1,536,866	1,496,439
Selling expenses:
Salaries and payroll charges	51,486	46,281
Pension plan liabilities	2,601	1,396
General supplies	2,119	1,870
Outsourced services	26,426	62,179
Electricity	172	261
General expenses	18,361	18,539
Depreciation and amortization	2,718	1,489
Allowance for doubtful accounts, net of recoveries (Note 7(c))	37,401	38,762
	141,284	170,777
Administrative expenses:
Salaries and payroll charges	41,854	38,441
Pension plan liabilities	31,739	28,065
General supplies	1,584	1,012
Outsourced services	38,595	42,003
Electricity	268	354
General expenses	80,713	56,849
Depreciation and amortization	5,599	5,255
Tax expenses	40,085	35,012
	240,437	206,991
Cost, sales and administrative expenses:
Salaries and payroll charges	412,074	367,803
Pension plan liabilities	49,742	38,519
Construction costs (Note 11 c)	485,962	539,382
General supplies	44,279	40,474
Treatment supplies	64,876	44,574
Outsourced services	228,751	264,995
Electricity	144,827	150,347
General expenses	215,425	167,844
Depreciation and amortization	195,165	186,495
Tax expenses	40,085	35,012
Allowance for doubtful accounts, net of recoveries (Note 7(c))	37,401	38,762
	1,918,587	1,874,207

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Notes to the Financial Statements

23.       FINANCIAL EXPENSES AND INCOME

	Three-month period ended March 31, 2013	Three-month period ended March 31, 2012 Restated
Financial expenses:
Interest and charges on loans and financing – local currency	(82,525)	(82,203)
Interest and charges on loans and financing – foreign currency	(18,416)	(20,019)
Other financial expenses	(12,178)	(13,736)
Income tax over international remittance	(1,877)	(2,109)
Inflation adjustment on loans and financing (i)	(24,149)	(8,554)
Inflation adjustment on Sabesprev Mais deficit (ii)	(448)	(415)
Other inflation adjustments (iii)	(3,638)	(1,535)
Interest and inflation adjustments on provisions	(52,431)	(72,989)
Total financial expenses	(195,662)	(201,560)

Financial income:
Inflation adjustment gains (iv)	28,996	11,774
Income on short-term investments	32,978	54,839
Interest and other income	31,429	20,994
Total financial income	93,403	87,607

Financial, net before foreign exchange variations	(102,259)	(113,953)

Net foreign exchange gains (losses):
Foreign exchange variation on loans and financing	129,604	159,232
Other foreign exchange variations	(1)	(20)
Foreign exchange gains	(35)	(249)
Foreign exchange variations, net	129,568	158,963

Financial, net	27,309	45,010

(i)         This inflation adjustment derives mainly from: (i) fund raising from the 17th issue of debentures conducted in February 2013; and (ii) IPCA variation at 1.9% in the first quarter of 2013, in comparison with the 1.2% variation in the same period in 2012. The exposures to these rates are shown in Note 3 (3.1).

(ii)        This inflation adjustment derives from the change in the National Consumer Price Index (INPC) rate of 2.0% in the first quarter of 2013 (1.0% in the first quarter of 2012), which is used to adjust the balance of SABESP’s commitment in relation to the deficit of the Sabesprev Mais pension plan.

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Notes to the Financial Statements

(iii)        Other expenses related to inflation adjustment mainly arises from the adjustment of liabilities referring to investment commitments required by the public-private partnerships and mainly from program contracts indexed to the IPC and IPCA of 1.2% and 1.9% in the first quarter of 2013, respectively (0.7% and 1.2% in the first quarter of 2012, respectively).

(iv)       These inflation adjustments mainly arises from the changes in the adjustment indexes of overdue trade account receivables which can be IPCA (1.9% in the first quarter of 2013  and 1.2% in the first quarter of 2012)) or IPC-Fipe (Consumer Price Index, 1.2% in the first quarter of 2013 and 2.0% in the first quarter of 2012), depending on the contract date, and escrow deposits, which are adjusted at the index defined by the Judiciary Branch, which varied 2.2% in the first quarter of 2013 (1.4% in the first quarter of 2012) and the 17th issue of debentures, adjusted based on the IPCA rate, which was 1.9%.

24.       OTHER OPERATING INCOME (EXPENSES), NET

	Three-month period ended March 31, 2013	Three-month period ended March 31, 2012 Restated
Other operating income, net	10,637	10,607
Other operating expenses	(1,802)	(2,144)
Other operating income (expenses), net	8,835	8,463

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA and Aqualog projects and services.

Other operating expenses consist mainly of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment.

25.       COMMITMENTS

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, main committed amounts as of March 31, 2013, are as follow:

	1 year	1-3 year	3-5 year	More than 5 years	Total
Contractual obligations - Expenses	872,066	1,080,288	49,181	1,698	2,003,233
Contractual obligations - Investments	1,223,255	895,175	51,028	-	2,169,458
Total	2,095,321	1,975,463	100,209	1,698	4,172,691

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Notes to the Financial Statements

26.       ADDITIONAL INFORMATION ON CASH FLOWS

Non-cash investing and financing transactions:

	Three-month period ended March 31, 2013	Three-month period ended March 31, 2012 Restated

Interest capitalized in the period	57,659	60,929
Variation in payables to contractors	(53,336)	34,631
Program contract commitments with a corresponding entry to intangible assets	57,609	(8,389)
Leasing	65,379	34,663
Construction margin recorded in intangible assets	9,647	11,474
	136,958	133,308

27.       EVENTS AFTER THE REPORTING PERIOD

  Share split

The Special Shareholders’ Meeting held on April 22, 2013 approved the proposal of the Company’s Board of Directors, dated January 10, 2013, to split shares representing its capital stock at the ratio of one (1) to three (3), i.e., for each Company share held, the shareholders will receive two (2) new shares, for a total of three (3) shares. The capital stock will be divided into 683,509,869 common shares issued by the Company.

  Allocation of 2012 net income

The Annual Shareholders’ Meeting held on April 22, 2013 approved the proposal of the Company’s Board of Directors to allocate the net income for 2012 totaling R$1,911,900 as follows:
Legal Reserve – R$95,595; Minimum Mandatory Dividends – R$454,076; Additional Dividends – R$80,201; Investment Reserves – R$1,282,028.

  Tariff system rules

In compliance with ARSESP Resolution 406 and Article 28 of the Tariff System Rules, approved by State Decree 41446 of December 16, 1996, on April 19, 2013, the Board of Directors resolved to apply the tariff repositioning index of 2.3509% to annual tariffs.

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Notes to the Financial Statements

The Regulation and Inspection Fee of 0.5%, authorized by Resolution 406, will be applied as soon as the operating adjustments necessary for the discrimination in bills from municipalities in which the fee will be charged are concluded.

On April 4, 2013, the Company filed request for reconsideration at ARSESP relating to Resolution 406, so as to preserve the Company’s interest in the Tariff Review proceeding in progress.

ARSESP approved the Resolution 413, which provides for the suspension of the effectiveness of Resolution 407, postponing until the time SABESP discloses the definitive outcome of the Tariff Review the authorization to pass on to bills the amounts relating to municipal charges, legally established and which, in light of the Program Contracts and Water Supply and Sewage Service Agreements, should be considered in the Tariff Review.

  Program Contracts

The Company renewed the Water Supply and Sewage Service Program Contract with the municipality Ibirá on April 23, 2013 and entered into a contract with the municipality of Glicério on April 10, 2013. These contracts have a 30 years term.

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Notes to the Financial Statements

1.         CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDERS, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at March 31, 2013
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
State Finance Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	506	0	506	0
Executive Officers

Fiscal Council	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,508,592	50.3%	114,508,592	50.3%

Outstanding Shares	113,328,031	49.7%	113,328,031	49.7%

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at March 31, 2012
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
State Finance Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	2,009	0	2,009	0
Executive Officers	603	0	603	0

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	114,510,698	50.3%	114,510,698	50.3%

Outstanding shares	113,325,925	49.7%	113,325,925	49.7%

2.         SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE LEVEL OF INDIVIDUALS
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as at March 31, 2013 (shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
State Finance Department	114,508,086	50.3	114,508,086	50.3

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Other Information Deemed as Relevant by the Company

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) included in the Interim Financial Information Form (ITR), for the three-month period ended March 31, 2013, which comprises the balance sheet as of March 31, 2013 and the related statements of income, other comprehensive income, changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

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Reports and Statements / Unqualified Report on Special Review

Emphasis of matter

Restatement of corresponding amounts

As mentioned in Note 2, as a result of the change in the accounting policy relating to employee benefits, in compliance with CPC 33 (R1) and IAS 19(R) – Employee Benefits, and the change in the accounting policy relating to the recording of jointly-owned businesses, in accordance with CPC 19 (R2) and IFRS 11 - Joint Arrangements, the corresponding amounts recorded in the statement of financial position for the year ended December 31, 2012 and the corresponding interim accounting information recorded in the statements of income, comprehensive income, changes in equity, cash flows and value added (supplemental information) for the three-month period ended March 31, 2012, presented for comparison purposes, were adjusted and are being restated as set forth in CPC 23 and IAS 8 - Accounting Policies, Changes in Estimates and Correction of Error and CPC 26 (R1) and IAS 1 - Presentation of Financial Statements. Our opinion is not modified with respect to this matter.

Other matters

Statements of value added

We have also reviewed the statements of value added (DVA) for the three-month period ended March 31, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which does not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

Review of interim financial information for the three-month period ended March 31, 2012

The information and amounts for the three-month period ended March 31, 2012, presented for comparison purposes, were reviewed by other independent auditors, whose report, without qualification, was issued and dated on May 9, 2013.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 9, 2013

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 7, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.